As filed with the Securities and Exchange Commission on February 12, 2003.

Registration Number 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WHITNEY INFORMATION NETWORK, INC.

(Exact name of registrant as specified in charter)

Colorado	8200	84-1475486
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1612 E. Cape Coral Parkway, Suite A

Cape Coral, Florida 33902

(239) 542-0643

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell A. Whitney, Chief Executive Officer

Whitney Information Network, Inc.

1612 E. Cape Coral Parkway, Suite A

Cape Coral, Florida 33902

(239) 542-0643

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Gary A. Agron, Esq.	Clayton E. Parker, Esq.
Law Office of Gary A. Agron	Troy J. Rillo, Esq.
5445 DTC Pkwy., Suite 520	Kirkpatrick & Lockhart LLP
Englewood, Colorado 80111	201 South Biscayne Blvd.
(303) 770-7254	Suite 2000
(303) 770-7257 (fax)	Miami, Florida 33131
(305) 539-3300
(305) 358-7095 (fax)

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Units, consisting of one share of no par value common stock and one common stock purchase warrant	1,150,000 Units(1)	$6.00(2)	$6,900,000	$635

Common stock under-lying common stock purchase warrants	1,150,000 Shares(1)	$9.00(2)	$10,350,000	$952

Representative’s unit warrants	115,000 Units(3)	$6.60	$759,000	$70

Common stock under-lying the representative’s unit warrants	115,000 Shares	$9.00	$1,035,000	$95

TOTALS			$19,044,000	$1,752

(1)	Includes the overallotment option granted to the Representative of 150,000 units.
(2)	Estimated solely for computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares of common stock issuable upon exercise of the Representative’s unit warrants is subject to adjustment in accordance with the anti-dilution provisions of such warrants.

THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to completion.                                                                                                       Preliminary Prospectus dated February 12, 2003

1,000,000 UNITS

WHITNEY INFORMATION NETWORK, INC.

We are offering 1,000,000 units of our securities at between $5.00 and $6.00 per unit on a firm commitment basis through Newbridge Securities Corporation, our managing underwriter. Each unit consists of one share of common stock and one common stock purchase warrant to purchase an additional share of common stock.

Our common stock currently trades on the over-the-counter Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “RUSS.” On February 10, 2003, the closing price of our common stock was $         per share. We intend to apply to list our common stock on the Nasdaq SmallCap Market under the symbol “RUSS.”

See “ Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Whitney Information Network, Inc	$	$

We have granted the underwriters an option for 45 days to purchase up to an additional 150,000 units at the same price indicated above, solely to cover overallotments.

NEWBRIDGE SECURITIES CORPORATION

[Logo]

The date of this prospectus is                 , 2003.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. [LEFT MARGIN LEGEND]

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

Until             , 2003 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary includes material items relating to the offering and should be read with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

Our Business

Since 1992, we have been a leading provider of financial, post-secondary educational and training courses for students throughout the United States. In recent years we have expanded our operations to include course offerings to students in Canada and the United Kingdom. Our courses provide instruction in:

•	real estate investing;
•	business strategies;
•	stock market investment techniques;
•	entering international business markets;
•	cash management;
•	asset protection; and
•	other financially-oriented subjects.

We also develop and sell educational resource materials which we prepare to support our course offerings and for sale to the general public.

Initially, we focused primarily on basic and advanced real estate training programs which we offered throughout the United States. Although our real estate training programs represented approximately 80% of our revenue in 2001, we have gradually expanded our course offerings and geographical markets. We currently offer approximately 150 educational courses and training programs per month covering more than 20 financially-oriented subjects and which we provide to over 12,000 attendees per month. Tuition ranges from $3,000 to $32,000 per course of study.

In recent years we have significantly expanded our revenue and earnings. Operating revenue has increased from $13.8 million in 1998 to $42.2 million in 2001 and from $32.4 million for the nine months ended September 30, 2001 to $46.9 million for the same period in 2002. At the same time, earnings have increased from a $2.2 million loss in 1997 to a $2.5 million profit in 2001 and from a $3.2 million profit for the nine months ended September 30, 2001 to a $6.8 million profit for the same period in 2002.

Our Strategy

We conduct our operations through 12 wholly-owned U.S. and foreign corporate subsidiaries. In recent years we have expanded our course offerings and marketing areas, which has resulted in significant revenue and earnings growth. Our strategy is to continue our leadership in the financial education industry by:

•	increasing the number and types of our course offerings to reflect student interests;
•	expanding into new markets, beginning with English-speaking European countries;
•	marketing our reference materials and on-line courses on a stand-alone basis;
•	diversifying our marketing to test other forms of media advertising; and
•	developing or acquiring other educational facilities, such as accredited or licensed proprietary schools.

Our History

We were incorporated in Colorado in February 1996 under the name Gimmel Enterprises, Inc. In August 1998, we acquired all of the outstanding common stock of Whitney Education Group, Inc., a Florida corporation, organized in November 1992, and Whitney Education became our wholly-owned subsidiary. In August 1998, we changed our name to WIN Systems International, Inc., and in February 1999, we changed our name to Whitney Information Network, Inc. Our Web site is located at www.russwhitney.com. Information on our Web site is not a part of this prospectus.

Our Offering

Unless otherwise indicated, all information in this prospectus assumes that our underwriters do not exercise their option to purchase up to 150,000 additional units and further assumes that the offering price is $5.00 per unit.

Securities Offered

1,000,000 units, each unit consisting of one share of common stock and one common stock purchase warrant exercisable to purchase one additional share of common stock at $             per share for a period of              years from the date hereof. The securities will trade solely as units for at least 90 days from the date of the prospectus and thereafter may be traded as individual components at the discretion of Newbridge Securities Corporation, our managing underwriter. We may redeem the warrants at any time after              days from the date of the prospectus at $.01 per warrant if the closing price of our common stock is at least $             per share for ten consecutive trading days ending not earlier than five days before the warrants are called for redemption.

Common Stock Outstanding Prior to the Offering	8,096,624 shares of common stock.

Common Stock to be Outstanding After the Offering	9,096,624 shares of common stock, together with an additional 1,000,000 shares of common stock which may be issued upon exercise of the warrants included in the units.

Use of Proceeds

Expansion of our international markets; marketing expenses associated with our reference materials and on-line courses; development or acquisition of accredited or licensed proprietary schools and working capital.

Over-the-Counter Electronic Bulletin Board and Proposed Nasdaq Small Cap Market Symbol	RUSS

Risk Factors	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment.

We also have outstanding stock options to purchase up to 1,437,425 shares of our common stock issued under our 1998 Stock Option Plan.

Selected Consolidated Financial Data

The following table sets forth our consolidated selected financial data as of and for the years in the four-year period ended December 31, 2001 and as of and for the nine months ended September 30, 2002 and 2001. The data for the four years has been derived from our consolidated financial statements, which have been audited by Ehrhardt, Keefe, Steiner and Hottman, PC for 2000 and 2001 and Larry Legel CPA, for 1998 and 1999, independent certified public auditors, and which appear elsewhere in this prospectus. The data as of and for the nine months ended September 30, 2002 and 2001 are derived from unaudited consolidated financial statements which include all adjustments, consisting only of normal recurring adjustments and accruals, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Interim operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2002 or any future period. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto.

	Year Ended December 31,				Nine Months Ended September 30,
	2001	2000	1999	1998	2002	2001
					(unaudited)
Operating revenue	$42,157,740	$32,859,857	$26,775,589	$13,760,208	$46,863,355	$32,423,386
Profit (loss) from continuing operations	$2,493,367	$(8,703,127)	$(1,962,266)	$(2,238,307)	$6,807,151	$3,236,097
Profit (loss) from continuing operations per share	$.33	$(1.16)	$(.26)	$(.30)	$.86	$.43
Total assets	$16,544,869	$13,654,597	$6,284,403	$2,327,228	$24,315,747	$20,151,772
Long-term obligations	$575,000	$1,200,000	$—	$64,979	$575,000	$950,000
Stockholders’ deficit	$10,720,727	$13,004,974	$4,233,845	$2,336,079	$3,913,576	$9,700,875
Cash flow from operations	$5,276,500	$3,545,361	$1,250,950	$619,468	$8,104,883	$3,827,404

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms and other comparable terminology. These forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under the heading “Risk Factors.” You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases. No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in the units. If any of these risks occur, our business, results of operations and financial condition could be adversely affected. This could cause the trading price of our securities to decline, and you might lose part or all of your investment.

If We Do Not Successfully Introduce New Programs, Products and Services, Our Growth Rate and Revenue Will be Reduced.

Our growth strategy is dependent on our ability to sell existing training programs, products and services to new students, to open new markets and to develop and introduce new educational programs, products and services. If we are unable to expand our markets and products, our growth rate and revenue will be reduced. Market conditions and the level of customer interest may be different for our current products than for new products, and there can be no assurance that we will be able to compete favorably with, and obtain market acceptance for, any such new programs, products or services.

Economic Conditions Could Reduce Our Training Course Attendance.

A portion of our revenue is derived from individuals who may reduce their expenditures for educational training and materials during economic downturns. Should the economy continue to weaken, these individuals may further decrease these expenditures, which would reduce our training course attendance and our revenue.

Volatility in the Securities Markets may Reduce Interest in Our Stock Market Courses.

The level of public interest in investing, particularly in the securities and option markets as well as electronic trading, significantly influences the demand for our stock market programs and related financial education products and services. The securities markets have experienced weakness and substantial volatility over the last few years. A further decline in securities prices or other negative developments in the securities markets could cause a reduced demand for these programs, products and services.

Future Acquisitions Could Result in Financial Losses and Diversion of Management Time and Effort.

We continue to evaluate school acquisition opportunities in the post-secondary education market, although we have not entered into any understandings or agreements to acquire any schools. Any such acquisitions could result in financial statement losses due to losses incurred by the acquired school. Moreover, the additional time required of our management to evaluate new acquisitions and integrate and administer the operations of an acquired school, could reduce the amount of time available to manage our existing operations.

Failure to Comply with State Laws Regulating the Marketing and Sale of Proprietary Educational Courses Could Harm Our Reputation and the Demand for Our Course Offerings.

Many states regulate the marketing and sale of proprietary educational courses, including the content of advertisements to attract students. Failure to comply with these regulations could result in legal action instituted by the states, including cease and desist and injunction actions. In the event we are subject to such legal action, our reputation would be harmed and the demand for our course offerings could be significantly reduced.

Competition Could Reduce Our Revenue and Profitability.

The financial education business is highly fragmented, competitive and relatively easy to enter. Due to the large number of competitors in our industry, we must monitor our training fees and reference material in relation to our competition. Future competition could cause reductions in these fees and charges and changes to the course content of our reference materials, which could reduce our revenue and profitability. Some of our competitors have financial and marketing resources and name recognition superior to ours.

Upon Completion of the Offering, Our Chairman Will Continue to Control All of Our Operations.

Upon completion of the Offering, Russell A. Whitney, our Chairman and founder, will continue to control our policies and procedures and will continue to determine the outcome of corporate actions requiring stockholder approval, including the election of directors, the adoption of amendments to our corporate documents, and the approval of any acquisitions or the sale of our assets.

Our Planned Expansion Into Foreign Markets May Be Unsuccessful, Thereby Reducing Our Profitability.

Our business strategy calls for us to expand into foreign markets, including English-speaking countries in Europe, as well as French Canada and France. We have limited experience providing education and training outside North America and no such experience in non-English speaking markets. Accordingly, there is a higher degree of risk associated with our expansion into foreign markets than that which is associated with our ongoing expansion in the United States. Should our expansion provide unsuccessful, our profitability could be reduced.

The Current Market Price of Our Common Stock Significantly Exceeds Our Book Value Per Share and Increases the Risk that our Market Value Per Share May Decline in the Future.

The current market price per share of our common stock, which represents the primary value of the units being offered, greatly exceeds our book value per share, which was a deficit of $(.37) at September 30, 2002. The lower book value per share increases the risk that our market value per share may decline in the future.

We May Redeem Our Warrants At Any Time After              Days From The Date of This Prospectus, Which Would Force The Holders To Either Exercise Or Sell Their Warrants.

We may redeem our common stock purchase warrants included in the units at any time after              days from the date of this prospectus if the closing price of our common stock is at least $             for ten consecutive trading days. In the event we do redeem the warrants, the holders will be forced to either exercise the warrants or sell them into the market. If our common stock is trading below the exercise price of the warrants when the holder elects to sell, the holder may incur a loss upon the sale compared to the price paid for the warrants.

USE OF PROCEEDS

After payment of underwriting commissions and other expenses of the offering, the net proceeds of the offering are estimated to be $            , or $             if the overallotment option is exercised. We expect to use approximately $1.0 million of the net proceeds to expand our international markets, approximately $2.0 million to develop marketing programs, such as direct mail campaigns and infomercials which we will use to sell our reference materials and on-line courses, approximately $1.5 million to develop or acquire accredited or licensed proprietary schools and the balance for working capital.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has traded on the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the trading symbol “RUSS” since August 1998. The high and low closing prices of our common stock for the last two years, by calendar quarter, are set forth below. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

	High Closing Price	Low Closing Price
Year Ended December 31, 2002
Fourth Quarter	$4.20	$2.05
Third Quarter	$3.35	$2.20
Second Quarter	$3.25	$1.45
First Quarter	$3.60	$1.15

	High Closing Price	Low Closing Price
Year Ended December 31, 2001
Fourth Quarter	$1.85	$1.50
Third Quarter	$2.95	$1.65
Second Quarter	$4.00	$3.25
First Quarter	$3.87	$3.50

As of February 10, 2003, we had approximately 320 record and beneficial stockholders, and the closing price of our common stock was $             per share.

DIVIDEND POLICY

We have not paid dividends on our common stock in the past and do not intend to pay dividends in the foreseeable future. Instead, we will retain any earnings to finance the expansion of our business and for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2002, on an actual basis and as adjusted for the sale of 1,000,000 units offered by this prospectus at an assumed public offering price of $5.00 per unit and our application of the estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses. You should read this data in conjunction with the consolidated financial statements and notes to the consolidated financial statements contained elsewhere in this prospectus.

	September 30, 2002
	Actual	As Adjusted
	(unaudited)
Borrowings:
Long-term portion of debt	$512,500	$512,500
Long-term portion of related party debt	62,500	62,500

Total borrowings	$575,000	$575,000
Shareholders’ equity:
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value, 25,000,000 shares authorized, 8,090,374 issued and outstanding actual, 9,096,624 issued and outstanding as adjusted	$928,516	$5,793,516
Accumulated deficit	(3,913,576)	(3,913,576)

Total shareholders’ (deficit) equity	$(2,984,160)	$1,880,840

Total capitalization	$(2,409,160)	$1,880,840

This table excludes 1,432,550 shares issuable upon exercise of stock options outstanding as of the date hereof under our stock option plan at prices ranging from $1.81 to $2.00 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our consolidated selected financial data as of and for the years in the four-year period ended December 31, 2001 and as of and for the nine months ended September 30, 2002 and 2001. The data for the four years has been derived from our consolidated financial statements, which have been audited by Ehrhardt, Keefe, Steiner and Hottman, PC for 2000 and 2001 and Larry Legel CPA, for 1998 and 1999, independent certified public auditors, and which appear elsewhere in this prospectus. The data as of and for the nine months ended September 30, 2002 and 2001 are derived from unaudited consolidated financial statements which include all adjustments, consisting only of normal recurring adjustments and accruals, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Interim operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2002 or any future period. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto.

	Year Ended December 31,				Nine Months Ended September 30,
	2001	2000	1999	1998	2002	2001
					(unaudited)
Operating revenue	$42,157,740	$32,859,857	$26,775,589	$13,760,208	$46,863,355	$32,423,386
Profit(loss) from continuing operations	$2,493,367	$(8,703,127)	$(1,962,266)	$(2,238,307)	$6,807,151	$3,236,097
Profit(loss) from continuing operations per share	$.33	$(1.16)	$(.26)	$(.30)	$.86	$.43
Total assets	$16,544,869	$13,654,597	$6,284,403	$2,327,228	$24,315,747	$20,151,772
Long-term obligations	$575,000	$1,200,000	$—	$64,979	$575,000	$950,000
Stockholders’ deficit	$10,720,727	$13,004,974	$4,233,845	$2,336,079	$3,913,576	$9,700,875
Cash flow from operations	$5,276,500	$3,545,361	$1,250,950	$619,468	$8,104,883	$3,827,404

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the periods indicated should be read in conjunction with our financial statements, the notes related thereto and the other financial data included elsewhere in this prospectus. The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

CRITICAL ACCOUNTING POLICIES

We are engaged primarily in the business of providing financial education through training courses and publications.

Historically, approximately 80% of our revenue has been derived from our various real estate training courses. We record revenue from these courses and other training programs when both the course fees have been received and the earlier of the student’s attendance at the training program or the expiration of our obligation to provide training. We record deferred revenue when the training program proceeds are received in full prior to the time the related program takes place. Generally, students pay for the courses in advance and the fees are non-refundable. We generally allow our students one year to complete their program.

Expenses, other than advertising, directly associated with future courses are deferred until the related revenue is recognized. We expense advertising costs as incurred in accordance with generally accepted accounting principles. Advertising paid in advance is recorded as prepaid until such time as the advertisement is published.

Generally, our business strategy involves geographically focused advertising which attracts potential students to a free training session which tells them about opportunities we offer. If students are interested, they may enter into a contract for future training. Historically, the amount of advertising we incur is directly related to the amount of revenue we generally earn in the form of course revenue. The revenue from the training courses can be recognized as much as one year after the initial advertising. From a financial reporting standpoint, this business model, coupled with the nature of our expenditures, will create increased losses, or reduced net income, in periods in which we accelerate our advertising expenditures in relation to prior periods and create income, or reduced losses, in periods in which we decrease our advertising expenditures in relation to prior periods.

From a balance sheet prospective, the liability, which we designate as “deferred revenue”, will increase in times of business growth and decrease in times of business contraction. Furthermore, since we generally receive cash in advance of providing the training, we must retain sufficient cash to pay both income taxes on future profits and final training costs. A significant decrease in the number of students completing our training courses on an ongoing basis will cause our deferred revenue to decrease and therefore increase our taxable income.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2002 versus September 30, 2001

Revenue

Total revenue for the nine months ended September 30, 2002 was $46,900,000, an increase of $14,500,000 or 45% compared to the same period in 2001 of $32,400,000. The combination of the increase in advance training courses held, higher registrations, and co-marketing efforts via strategic alliances with other educational training companies contributed to the increase. In addition, during the three months ending September 30, 2002, we recognized approximately $6,000,000 on contracts with customers entered into prior to September 30, 2001. A large portion of this revenue was recognized because the customer’s contract period had expired and minor changes were made in our internal policies concerning contract terms with our customers. Specifically, in the past, we had permitted customers to extend their contract period which caused an extension of the time revenue was deferred. We no longer permit customers to extend the contracts, therefore, we effectively recognized revenue previously deferred under the old policy. Deferred revenue decreased slightly from $23,900,000 at December 31, 2001 to $22,300,00 at September 30, 2002 due to the reasons described above.

Advertising, Selling and General and Administrative Expenses

Advertising and sales expense, of which advertising represents approximately 60% of the expenses for the nine months ended September 30, 2002, was $10,400,000, an increase of $1,100,000 or 12% compared to the same period in 2001. The increase in advertising and sales expense for the quarter ending September 30, 2002 was approximately $100,000 or 4% resulting in advertising and sales expense for the quarter of $2,900,000. The small increase in advertising and sales expense compared to the increase in sales is due to better media buying, and new marketing programs with a new advertising agency.

General and administrative expenses increased to $9,100,000, an increase of $3,200,000 or 54% over the comparable period in 2001 of $5,900,000. The increase in general and administrative expenses to $3,300,000 for the quarter ended September 30, 2002 from $2,000,000 for the quarter ending September 30, 2001 was $1,300,000 or 63%. This increase was due primarily to increased personnel hired to handle the increase in our volume of business.

Training course expenses increased proportionately in comparison with the increase in sales for the first nine months of 2002 to $19,300,000, an increase of $5,100,000 or 36% over the prior comparable period in 2001 and to $,6,900,000 for the quarter ending September 30, 2002, an increase of 64% over the comparable period in 2001. This was due primarily to a slight change in our product mix in addition to the revenue realized due to the expiration of contracts as described above.

Net Income

Net income for the nine months ending September 30, 2002 was $6,800,000 as compared with net income of $3,200,000 for the nine months ending September 30, 2001, an increase of $3,600,000 or 110% or $.86 per share as compared to $.43 per share for the prior period. The increase is directly attributable to increased sales in 2002 over the prior period, higher realization of deferred revenues, increased production from marketing programs resulting in a larger gross profit and a disproportionate increase in advertising expenses, net of a related increase in income tax expense. The increase in income tax expense is attributable to the temporary difference in the treatment of the deferred expenses for book and for tax purposes. Currently, more than 20,000 new students register for one or more of our programs each month, and a large percentage of our gross annual revenue can be attributed to repeat business, a factor that indicates students find our training to be effective.

Liquidity and Capital Resources

At September 30, 2002, we had cash of $9,700,000 as compared with $6,900,000 at December 31, 2001. This increase of $2,800,000 was attributable primarily to cash provided by operations.

Our cash provided by operating activities was $8.1 million versus $5.2 million for the period ended September 30, 2002, and the year ended December 31, 2000, respectively. In the period ended September 30, 2002, cash flows from advanced training programs were positively impacted by the increased collection efforts and realization of deferred revenues by the sales associates accompanying the instructors and trainers at the training locations.

Our cash used in investing activities was $4,800,000 and $829,000 for the period ended September 30, 2002, and the year ended December 31, 2001, respectively. The increase in cash used in investing for the period ended September 30, 2002 is due to the Company’s acquisition of Teach Me To Trade asset, purchase of an airplane, and progress payments on the Company’s facility in Costa Rica.

From time to time, we evaluate potential acquisitions of business products or technologies that complement our business. To the extent that resources are insufficient to fund future activities, we may need to raise additional funds. However, there can be no assurance that additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results and financial condition.

The Company has various future committments under long-term debt and operating lease agreements. The Company’s committments under debt agreements are $125,000, $125,000, and $450,000 for the years ending December 31, 2002, 2003 and 2004; respectively. The Company’s committments under operating lease agreements are $137,374, $78,771, $81,929, $85,199 and $73,350 for the years ending December 31, 2002, 2003, 2004, 2005, and 2006; respectively.

We believe our cash resources are more than sufficient to fund our operation and growth plans for the next 12 months.

Year Ended December 31, 2001 Compared to December 31, 2000

Revenue

Revenue for the year ended December 31, 2001 increased to approximately $42,200,000 from $32,900,000 for the year ended December 31, 2000, an increase of $9,300,000, or 28%. Total deferred revenue on the balance sheet was just under $24,000,000 and $22,700,000 at December 31, 2001 and 2000, respectively.

Training Course Expenses

Training course expenses decreased to $19,500,000 for the year ended December 31, 2001 from $22,200,000 for the year ended December 31, 2000, due in part to a $3.4 million reduction in costs related to our Internet division, which ceased providing outside marketing services during 2001. This savings was partially offset by an increase in speaker fees paid to trainers who conducted our training courses. Speaker fees approximate 12% of revenue ($5,000,000 for 2001 and $4,000,000 for 2000). Other course expenses remained relatively constant from 2000 to 2001. While we defer the speaker fees related to our deferred revenue, costs of the training courses are expensed as incurred. Due to the $13 million increase in deferred revenue in 2000 over 1999 levels, these courses were generally fulfilled in 2001 causing income from operations to increase from an $8.9 million operating loss in 2000 to a $2.2 million operating profit in 2001.

Advertising, Selling and General and Administrative Expenses

Advertising, selling and general and administrative expenses increased for the year ended December 31, 2001 to approximately $20,300,000 from $19,600,000 in 2000. The increase in expenses and the corresponding increase in revenue for 2001 over 2000 reflect a general increase in business activity, our expansion into new markets and our development of new products. Separately, general and administrative expenses increased from $7,100,000 to $8,300,000 due to increased staffing and related expenses associated with our increased business activity.

Sales and marketing expenses consist primarily of television and newspaper advertising, direct mailings, travel, public relations, trade shows, preparation of marketing literature and overhead allocations. General and administrative expenses consist primarily of salaries and other personnel-related expenses for our administrative, executive and finance personnel as well as outside legal and auditing costs.

Net Income

Net income of $2,500,000 or $1.49 per share for the year ended December 31, 2001 increased by $11,200,000 over the net loss for the year ended December 31, 2000 of $8,700,000, or $1.16 per share. Earnings (loss) before interest, taxes, depreciation and amortization for the year ended December 31, 2001 and 2000 were $2,900,000 and $(8,500,000), respectively.

After continued losses in the Internet division, we terminated our outside training operations in 2001 but continued to maintain Web site operations and sales in that division. We also decided during 2001, after a test period, not to proceed with our Building Wealth Centers in Georgia and Mississippi, due to unacceptable returns and higher than anticipated fixed costs.

Year Ended December 31, 2000 Compared to December 31, 1999

Revenue

Revenue for the year ended December 31, 2000 increased to $32,900,000 from $26,800,000 for the year ended December 31, 1999, an increase of $6,100,000, or 23%. Total deferred revenue on the balance sheet was $22,600,000 and $9,300,000 at December 31, 2000 and 1999, respectively. Cost of sales increased to $22,200,000 for the year ended December 31, 2000 from $11,500,000 for the year ended December 31, 1999, an increase of 93%. The increase in cost of sales reflected the increase in revenue and the costs of our Internet division which generated only negligible revenues.

Advertising, Selling and General and Administrative Expenses

Advertising, selling and general and administrative expenses increased for the year ended December 31, 2000 to $19,600,000 from $17,200,000 in 1999. This increase in expenses and the corresponding increase in revenue for 2000 over 1999 reflects a general increase in business activity and the results of our plan to expand our business into new markets and develop new products. Separately, general and administrative expenses increased from $4,500,000 to $7,100,000 due to increased staffing and related expenses associated with our increased business activity.

Sales and marketing expenses consisted primarily of television and newspaper advertising, direct mailings, travel, public relations, trade shows and preparation of marketing literature and overhead allocations. General and administrative expenses consisted primarily of salaries and other personnel-related expenses for our administrative, executive and finance personnel as well as outside legal and auditing costs.

Net Loss

The net loss of $8,700,000 or $1.16 per share for the year ended December 31, 2000 increased by 343% over the net loss for the year ended December 31, 1999 of just under $2,000,000, or $.26 per share.

Losses before interest, taxes, depreciation and amortization for the years ended December 31, 2000 and 1999 were $8,533,194 and $1,923,999, respectively.

Liquidity and Capital Resources

At December 31, 2001, we had cash of $6,900,000 as compared with $3,300,000 at December 31, 2000. This increase of $3,600,000 was attributable primarily to cash provided by operations.

Our cash provided by operating activities was $5.2 million versus $3.5 million for the year ended December 31, 2001 and 2000, respectively. In the year ended December 31, 2001, cash flows from advanced training programs were positively impacted by the increased collection efforts by the sales associates accompanying the instructors and trainers at the training locations.

Our cash used in investing activities was $829,000 and $1,500,000 for the year ended December 31, 2001 and 2000, respectively. We also used $875,000 during the year ended December 31, 2001 reducing our long term and officer/stockholder debt.

From time to time, we evaluate potential acquisitions of business products or technologies that complement our business. To the extent that resources are insufficient to fund future activities, we may need to raise additional funds. However, there can be no assurance that additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results and financial condition.

We believe our cash resources are more than sufficient to fund our operation and growth plans for the next 12 months.

Seasonality and Fluctuations in Quarterly Operating Results

Our quarterly operating results have varied in the past and are expected to vary in the future as a result of a variety of factors, some of which are outside our control. Factors that may adversely affect our quarterly operating results include the demand for educational training, the timing of educational sessions and registrations, the mix of revenue from products and services and market acceptance for our products. Typically, our revenue is strongest in the first two quarters of the year and weakest in the fourth quarter.

A large amount of recognized revenue is derived when students attend the intensified training camps as well as the specialized training courses held around the country at locations that routinely require air travel. Following the events of September 11th, we experienced a downturn of students willing to travel during the following three months and had to cancel or scale back many of these training camps during the fourth quarter 2001, thereby significantly reducing revenues during the fourth quarter of 2001. In addition, during the 9/11 tragedy, many of our television commercials were pre-empted by 9/11 news coverage significantly reducing student enrollment. During the first quarter of 2002 attendance returned to normal levels.

OUR BUSINESS

Current Operations

Since 1992, we have been a leading provider of post-secondary educational and training courses for students throughout the United States. In recent years we have expanded our operations to include course offerings to students in Canada and the United Kingdom. Our courses provide instruction in:

•	real estate investing;
•	business strategies;
•	stock market investment techniques;
•	entering international business markets;
•	cash management;
•	asset protection; and
•	other financially-oriented subjects.

We also develop and sell educational resource materials which we prepare to support our course offerings and for sale to the general public.

Initially, we focused primarily on basic and advanced real estate training programs which we offered throughout the United States. Although our U.S. based real estate training programs represented approximately 90% of our revenue in 2001, we have gradually expanded our course offerings and geographical markets. We currently offer approximately 150 educational courses and training programs per month covering more than 20 financially-oriented subjects which we provide to over 12,000 attendees per month. Tuition ranges from approximately $3,000 to $32,000 per course of study. Our training is offered in the U.S. and internationally:

•	in meeting facilities and conference centers;
•	at our 11 regional training centers; and
•	at our 7,000 square foot international training facility and conference center in Costa Rica.

Our students are initially recruited by attending a free informational training session related to a specific educational subject. The subject, date and location of the training session is advertised in newspapers, on our Web site, in television advertisements and through direct mailings and telemarketing. Following the free session, the student may purchase reference materials on the subject discussed or may elect to receive further training in the many financial subjects we offer. We engage over 70 trainers, instructors and mentors in connection with our various educational course offerings.

Following the first fee-based training session, students interested in learning more on the course topics may also subscribe to our periodic publications, purchase books or software programs or attend advanced training courses. In addition to our over 25 resource publications, we offer three-day advanced training programs throughout the United States, in Canada and the

United Kingdom. We also provide post-training programs conducted by our over 30 mentors, who travel to students’ hometowns for “hands on” business training.

Currently, approximately 80% of our revenue is derived from our various real estate training courses, which include leveraged residential and commercial real estate acquisition, real estate financing techniques, the use of purchase/lease options, property management and real estate foreclosure techniques. The balance of our revenue is divided between courses offering other business strategies, such as stock market strategies, options trading, asset protection, acquisition of commercial real estate properties, creative financing techniques, international finance and topical business subjects along with the sale of reference materials.

We support our educational training by providing our students with a series of outlines, magazines, books, cassette tapes, CDs, Web-based interactive discussions and learning tools and software programs. Currently, we offer over 25 educational publications and software packages, which are distributed to students registered in our educational programs and sold directly to the public.

Our Strategy

We believe we have the opportunity to significantly expand our leadership position in the financial education industry. In order to do so, we have implemented a strategy that includes:

•	Increasing the number and type of our course offerings. We intend to continue to increase the number and type of our educational course offerings in order to attract more students. New courses will further diversify our financial educational products and will include subjects which we believe are gaining in interest and popularity among students, such as courses on acquisition of mobile and manufactured homes and real estate portfolio management.

•	Expanding our markets outside the United States. Consistent with our earlier expansions to Canada and the United Kingdom, we intend to add new markets in order to attract students we do not currently reach. Initially, we expect to focus our expansion efforts on English speaking European countries, beginning with Ireland and Scotland. However, we expect to offer courses in non-English speaking countries in the near future, beginning with French-speaking Canada and France.

•	Marketing our reference materials and online courses. We intend to emphasize the direct marketing of educational products and reference materials which we currently use primarily to support our training programs. These products will be marketed on a stand alone basis through direct mail campaigns and promotions on our Web sites. We also intend to develop selected courses electronically, primarily online, as well as through traditional student-attended programs and classes. Our electronic courses will be used to supplement our existing courses and will be marketed using television infomercials developed and produced by us. Responses generated from our direct mail and infomercial campaigns will also be used to market our existing training programs and courses to those who responded.

•	Diversifying our media advertising. We intend to increase our print and television advertising and test new forms of marketing, including direct mail campaigns, e-mail campaigns and attending real estate and financial product shows, seminars and conventions. We also intend to develop and produce infomercials to specifically market our reference materials and our electronic courses.

•	Developing or acquiring accredited or licensed proprietary schools. We are licensed in Texas as a proprietary school and intend to develop this portion of our financial education business. We may seek to expand our proprietary school operations by developing new schools that offer post-secondary education technical courses or by acquiring existing schools from third parties. We have no understandings or agreements to develop or acquire such schools at the present time.

Educational Training

Following a free informational training session, we offer our students a variety of educational programs and services. These programs provide the opportunity to train either in the student’s home town or at local or regional camps. Our trainers take students step-by-step through a curriculum that stresses a broad range of financial educational training, money management and asset protection. Our financial educational training is taught to students in the United States, Canada and the United Kingdom through traditional course study and hands-on training, and includes the following subjects.

Basic Training

Following the free educational training session, our students may elect to learn more about the subject by attending a basic course in the student’s home town.

Real Estate.    Our Real Estate Training Academy is a local training program offering a curriculum that focuses on the general business of real estate and teaches the fundamentals of negotiating real estate purchases with sellers, rehabilitating distressed properties, leasing rental units to tenants and using a database to generate multiple sources of cash flow. Students are taught the mechanics of completing a real estate transaction in their community, from writing a contract to closing the transaction, with emphasis upon creative financing strategies.

Business.    Our three-day business local training workshops currently are in development and are being designed to teach students how to organize and build a business, how to broker or buy discount notes and mortgages, how to fund a retirement plan at maximum levels, how to purchase property at discount prices through auctions or online trading and how to arrange E-commerce accounts for clients and customers.

Financial.    Our Teach Me To Trade Training Academy is a local training program offering a curriculum that focuses on stock market trading strategies and uses proprietary software and specific teaching techniques designed by us. Students are taught to understand the stock markets, investment strategies, risks and how to maximize returns in bull and bear markets.

Advanced Real Estate Training

Upon completion of a local basic training program, students may seek more advanced training at our specialized regional training centers, which are generally three days in length and are held in locations around the country. Most of these programs offer local tours so that students can observe negotiating techniques and view properties in the area. Students are led through real estate acquisition and financing transactions from beginning to end and are provided with a number of real estate acquisition strategies.

Intensified Real Estate Training.    Our Intensified Real Estate Training course is offered at our corporate headquarters in Cape Coral, Florida. This course expands upon the students’ knowledge of real estate gained from our basic course. During Intensified Real Estate Training, students learn how to locate and analyze various property types and how to effectively analyze property income and expense. Students telephone actual sellers and then tour properties offered for sale throughout the Cape Coral and Fort Myers, Florida areas. Students then conduct real estate investment negotiations and may complete transactions under the supervision of their instructor. Guest speakers including investors, property managers, developers, grant officers, loan officers, realtors and mortgage brokers explain how students can locate financing for a variety of transactions, from multi-unit apartment complexes to unimproved land.

Wholesale Buying.    Our Wholesale Buying training course instructs students on the fundamentals of identifying, locating, negotiating, financing and disposing of wholesale properties. Students are also taught how to develop an investor database and how to manage out-of-state properties. While enrolled in this program, students develop a five-year investment plan with the help of our instructors. This program is focused upon taking students from the level of novice investor to a proficiency in managing a real estate investment portfolio.

Foreclosure.    Our Foreclosure Training course teaches the intricacies of the real estate foreclosure process, how and why foreclosures occur, the role of secured lenders in foreclosure actions and discusses laws that affect lenders and borrowers. Students visit a local county courthouse to search foreclosure records and review title and tax information. Students visit with owners of properties that are in foreclosure and learn how to negotiate transactions for properties in foreclosure. Our instructors also teach students how to read foreclosure notices and how to refinance their acquisitions to generate cash at the closing. Students also learn how to inspect, estimate the value of and rehabilitate houses.

Purchase Options.    Our Purchase Option training course is designed to teach students how to control an equitable interest in property without actually owning the property and how to create lease options on properties. Students learn how to structure lease options and purchase options and how to generate cash from purchase real estate transactions. Included with the course is a field trip and detailed information on how to select appropriate properties for option or purchase. Other sessions include negotiating with prospective sellers and prospecting for tenants, buyers and lessees.

Property Management Cash Flow.    Our Property Management & Cash Flow training course teaches students how to manage their rental properties, including how to analyze monthly cash flows. Students also learn how to earn income by managing the properties of others and how to find and retain tenants. The course curriculum includes numerous approaches to resolving tenant-landlord problems such as delinquent rents, raising rents and evicting tenants. Our instructors discuss governmental regulations and the tax implications associated with real estate. Students learn about the profit potential for acquiring student housing and rooming houses as well as learning how to find and rehabilitate distressed properties. The program also teaches basic marketing techniques to increase profits.

Investing in Mobile Homes.    Our Manufactured/Mobile Homes & RV Parks training course teaches students how to buy, sell and rent mobile homes and parks, an often overlooked segment of the real estate market. While mobile homes cost far less than frame constructed homes, they can yield a significant rate of return on investment. Other subjects include developing and operating a mobile home park, expanding rental “pads” and lots to hold more units, obtaining standard and unconventional financings, estimating fix-up, improvement and moving costs, obtaining seller financing terms and identifying attractive properties at foreclosures and repossessions.

Commercial Real Estate Investing.    Our Commercial Real Estate Investing training course highlights the fundamentals of analyzing, buying, managing and disposing of commercial properties. Students also learn how to establish relationships with lenders and government financing agencies. This course, like many of our courses, teaches students how to rehabilitate properties and how to locate and pre-qualify tenants. Our trainers also teach students about various leasing arrangements and describe various legal forms used in commercial property management. Students finish their training with a four-hour analysis tour of commercial properties.

Keys to Creative Real Estate Financing.    Our Keys to Creative Real Estate Financing course teaches students how to create and refinance mortgages, how to exchange properties without tax consequences and how to structure financings in light of prior credit problems. Discussions also include determining home equity, engaging in real estate negotiations and the use of hard-money lenders.

Business Success Training

Our Business Success programs offer a series of training courses associated with starting a business, growing a business and protecting assets.

Asset Protection and Tax Relief.    Our Asset Protection and Tax Relief training course describes various legal entities used to hold property such as partnerships, corporations, and land and international trusts and the use of these entities to protect assets. Students also learn how to minimize income tax and estate tax liabilities and to develop their own personal investment plans.

Discount Notes and Mortgages.    Our Discount Notes and Mortgages training course teaches students how to broker and buy commercial paper at a discount. Students learn how to locate funding sources for discounted notes and mortgages. Trainers also teach students how to discount other sources of debt such as business leases, business notes, inheritances, lotteries, life insurance policies and structured settlements.

Financial Training Programs

Our Financial Training programs are designed to help students learn about stock market and international equity investing.

Master Trader.    Our Master Trader Advanced Training course is a three-day program offering intensified training designed to provide traders and investors with the knowledge needed to prosper in various market environments. This program offers the students a selection of long and short-term strategies and uses state of the art proprietary software. Course work includes technical analysis, fundamental analysis and our Master Training techniques.

Trading P.I.T..    Our Trading P.I.T. (pros-in-training) course describes the trading approaches of top money managers. The course teaches students how to create an income stream using more conservative trading techniques and other strategies designed to limit risk while increasing the probability of success. Strategies covered include a number of trading approaches such as bidirectional trading, hedged directional trading, nondirectional trading, floor-trading strategies and capital preservation. Our 5-Point STAR Trader Formula allows users to quickly scan the market, generate forecasts and select strategies.

Single Stock Futures.    Our Single Stock Futures course addresses changes in rules regarding single stock futures. We discuss new tools associated with spread trading and leveraged trading. Students are taught the legal framework of single stock futures, set-ups and strategies and where single stock futures fit into their diversified portfolios.

Advanced P.I.T. Training Camp.    Our Advanced P.I.T. Training course offers our students the opportunity to experience the market from the inside— directly from the floor of an organized exchange during a market visit followed by a simulated floor trading session after the market closes. Instruction is provided by our options trainers. Subjects include advanced spread trading strategies, CPR (current portfolio repair) and creating a personal mutual fund.

International Finance and Investment Training Course.    We have recently developed a new advanced training program in international finance and investment which is offered in our Costa Rica Conference Center. This program offers a curriculum that includes wealth building and investment opportunities overseas. The training also addresses the benefits of establishing a business internationally, investing in foreign markets, raising venture and working capital internationally and asset protection.

Mentoring Programs

We offer advanced training programs conducted by our over 30 mentors, who travel to the students’ home towns for “hands-on” business training.

Real Estate.    Our Real Estate mentoring program applies the curriculum of the basic real estate camps to the student’s city of choice. Under this program, one of our mentors travels to the student’s city for four days to guide the student through an investment transaction. Students review the real estate acquisition techniques involved and learn the real estate characteristics of the local market. Students can put to practice the skills they have gained while working directly with an experienced mentor.

Financial.    For mentored financial training, our students travel to a brokerage firm and spend three and one-half days coached by an experienced stock market trader.

Additional Products

We market directly to customers a wide range of educational and reference products that supplement our training programs, such as our Building Wealth Real Estate Home Study Course; Real Estate Success System Software; Business Success System Software; Discount Notes and Mortgages Home Study Course; self-help courses and manuals that provide students with information about their credit along with first-time homebuyers’ manuals. We are planning to develop on-line courses covering a number of our educational training subjects and expect to market these courses in the second half of 2003.

Sales and Marketing

We create interest in and demand for our educational programs, products and services through a mix of television advertising, print advertising, direct mail, attendance at trade shows and Internet marketing. We employ a sales force of over 100 individuals trained to handle the needs of new students, to promote new products and services to existing and former students and to respond to customer inquiries via phone, e-mail or the Internet.

Our marketing programs include:

•	Television advertising, which is our primary means for promoting our educational courses. We generally concentrate our television advertising in the cities where our courses are scheduled to be held. Television advertising is often used in coordination with direct mail marketing in order to maximize sales efforts and create greater name recognition within the target population. In the future we intend to develop television infomercials to sell our new electronic course offerings.

•	Limited news print advertising, which we also purchase in markets where our training courses are scheduled to be held.

•	Direct mail and e-mail marketing, which we use in promoting our educational training courses and marketing new educational products, programs and services to our current and former students and to prospects whose names have been provided to us by third party vendors.

•	Internet marketing, which is primarily focused on our Web site at http://www.russwhitney.com. The site contains information about our products, programs and services, many of which may be purchased online.

•	Cross promotional advertising campaigns, which we employ from time to time in conjunction with other financial education service providers.

Competition

The financial education training business is highly-fragmented and intensely competitive. In a broad sense, we compete with national and international post-secondary education companies, such as Apollo Group, Devry Educational, Sylvan and New Horizon, that offer technical and industrial training and career training, as well as courses leading to undergraduate and advanced degrees. More specifically, we compete with a number of smaller companies, such as Wyse Trade and Robbins Research International, that offer training on specific business subjects including real estate and stock market investing. Generally, competitive factors within the proprietary educational market include the range and depth of course offerings, the quality of teachers and trainers, the quality of reference materials provided in connection with course studies and the cost of the educational process. We believe that the range and depth of our course offerings and our brand name offer competitive advantages over many of our direct competitors. We also believe that the quality of our teachers, trainers and reference materials, as well as our charges for educational courses, are consistent or superior to those of our competitors. Many of our competitors have financial and marketing resources and name recognition superior to ours.

Intellectual Property

We regard our educational materials and products, trademarks, servicemarks and trade symbols as proprietary and we rely primarily on statutory and common law protections, such as copyrights and trademarks, to protect our interests in these materials. While some of our products and trade names are commonly used terms and do not afford us significant copyright or trademark protection, we also use employee and third-party non-competition and non-disclosure agreements and other contractual methods of protecting proprietary rights to safeguard our intellectual property.

Employees

At September 30, 2002, we had approximately 250 employees, together with over 70 trainers, instructors and mentors. Our employees are not represented by a labor union, and we believe our relations with our employees are satisfactory.

Facilities

Our executive offices are located in a 30,000 square foot office building we own at 1612 E. Cape Coral, Cape Coral, Florida 33902. We use 19,000 square feet for our corporate headquarters and administrative facilities and lease 11,000 square feet to nonaffiliates. We also own a 7,000 square foot conference and training center in Costa Rica, which we designed and built in 2002.

We lease 2,242 square feet of office space and training facilities at 4818 Coronado Parkway, Cape Coral, Florida 33904 from Russell A. Whitney, our Chairman and Chief Executive Officer, under a month-to-month lease, at $2,242 per month. The terms of the lease are no less favorable than those which we could obtain from an independent third party.

We lease 6,840 square feet of office space at 12244 South Business Park Drive, Suite 230, in Draper, Utah. The lease expires in October 2006 and is payable at the rate of $6,128 per month.

Our Canadian subsidiary leases 1,200 square feet of office space at 3780-14th Avenue, Unit 20, Ontario, Canada. The lease expires in April 2003 and is payable at rates increasing from $1,081 to $1,654 per month over the term of the lease.

We recently purchased an approximately three-acre building site in Cape Coral, Florida, which we may use in the future for a new or additional corporate headquarters and administrative facilities.

OUR MANAGEMENT

Officers And Directors

Information concerning each of our executive officers and directors is set forth below:

Name	Age	Position
Russell A. Whitney	47	Chairman of the Board of Directors,
		Chief Executive Officer and President
Ronald S. Simon	59	Executive Vice President, Chief Financial
		Officer, Secretary and Director
Nicholas S. Maturo	55	Chief Operating Officer
Charles E. Miller	53	Vice President—Finance
John F. Kane	49	Vice President—Marketing

Directors hold office for a period of one year from their election at the annual meeting of stockholders or until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. We intend to add three independent directors and to establish an audit committee composed of these directors, prior to the effective date of this prospectus.

Russell A. Whitney, Chairman of the Board of Directors and Chief Executive Officer.    Mr. Whitney is our founder and has been Chairman and Chief Executive Officer of our company and its predecessors since 1987. He is also Chief Executive Officer and a director of all of our wholly-owned subsidiaries. Mr. Whitney is also an active real estate investor for his own account, but devotes substantially all of his time to our business.

Ronald S. Simon, Executive Vice President, Chief Financial Officer, Secretary and Director.    Mr. Simon has been our Chief Financial Officer and a member of our Board of Directors since August 1998. Mr. Simon was a self-employed certified public accountant from 1987 until he joined us as our Chief Financial Officer in June 1998. In June 2002, he was appointed our Executive Vice President. Mr. Simon holds a Bachelor of Science degree in accounting from the University of Illinois.

Nicholas S. Maturo, Chief Operating Officer.    Mr. Maturo joined us in September 2002 and became our Chief Operating Officer in January 2003. He was the Chief Operating Officer of Food Trader, Inc. from March 2000 to November 2002. From 1981 to January 2000, he held a number of executive positions with Kraft Foods and was Chief Information Officer when he left Kraft.

Charles E. Miller, Vice President—Finance.    Mr. Miller joined us in June 2002. From 1996 until May 2002, he was the Chief Financial Officer for First Home Builders, a privately-held Florida-based home building company. Mr. Miller is a Certified Public Accountant and an attorney. He graduated in 1971 from Colgate University with a Bachelor of Arts degree and earned a J.D. degree from Albany Law School in 1974.

John F. Kane, Vice President—Marketing.    Mr. Kane has been the President of Precision Software Services, Inc., one of our wholly-owned subsidiaries since 1993. Precision develops real estate investment and other basic business software and was purchased by us in November 2001. We appointed Mr. Kane our Vice President of Marketing in January 2003.

Executive Compensation

The following table provides certain summary information concerning compensation paid to our Chief Executive Officer and others for the calendar years indicated below.

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)		Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) (#)	Shares Underlying Options($)	All Other Compensation ($)
Russell A. Whitney, CEO	2001		$250,000	100,000	—	—	—	—
	2000		$250,000	20,455	—	—	—	—
	1999		$75,000	—	—	—	—	—

Richard Brevoort, President(1)	2001		$100,000	50,000	—	—	—	—
	2000		$75,000	14,602	—	—	68,000	—
	1999		$40,000	—	—	—	75,000	—

Ronald S. Simon, Executive Vice-President, CFO	2001 2000	$ $	55,000 47,500	25,000 14,602	— —	— —	— 68,000	— —
	1999		$36,000	—	—	—	125,000	—

(1)	Mr. Brevoort passed away in September 2002.

We currently pay Mr. Whitney a salary of $350,000 per year, together with bonuses to be granted in the discretion of the Board of Directors, and customary employee benefits, including health insurance. Bonuses granted by the Board of Directors to Mr. Whitney are expected to be between 50% and 100% of his salary, depending upon our level of profitability. We do not have an employment agreement with Mr. Whitney, however, we expect to enter into an employment agreement with him prior to the effective date of this prospectus, which will contain customary noncompetition covenants. We also do not have employment agreements with Messrs. Simon, Maturo, Miller and Kane, who currently receive annual salaries of $180,000, $180,000, $120,000 and $120,000, respectively. In 2002 salaries and bonuses for our then two executive officers were as follows:

	Salary	Bonus
Russell Whitney, Chairman and Chief Executive Officer	$350,000	$450,000
Ronald S. Simon, Chief Financial Officer and Secretary	$100,000	$50,000
Richard Brevoort, President(1)	$125,000	$50,000

We intend to institute a cash bonus plan which will be administered by the compensation committee of our Board of Directors. We intend to establish a compensation committee prior to the expective date of the prospectus. Under the bonus plan, employees, including all of our executive officers, except our Chief Executive Officer, may receive cash bonuses of up to 50% of their salaries based upon a number of factors, including the meeting or exceeding of internally prepared budgets and forecasts, along with a number of subjective criteria.

The following table sets forth certain information regarding grants of stock options to Russell A. Whitney, Richard Brevoort and Ronald S. Simon, the executive officers who received stock options during the years 1999 through 2001. The fair value of the grants have been estimated utilizing the Black-Scholes option pricing.

Name	Number of Underlying Securities Options/SARs Granted 1999-2001		Number of Underlying Securities Options/SARs Granted During Last 12 Months	Exercise or Base Price ($/Sh) (weighted average)	No. of Options Exercised	Expiration Date	Grant Date Present Value
Russell A. Whitney	—		—	$—	0	—	—
Richard Brevoort	143,000	(1)(2)	—	$1.934	0	08/2004–09/2008	$262,500
Ronald S. Simon	193,000		—	$1.919	0	08/2004–09/2008	$351,500

(1)   Mr. Brevoort passed away in September 2002.

(2)   Includes 25,600 options granted to family members of Mr. Brevoort. The remaining options are now held by Mr. Brevoort’s estate. Model with the following assumptions: 115% volatility, ten year life, risk free rate of return of 6% and a 0% dividend yield.

We have not adopted any retirement, pension or profit sharing plans for the benefit of our officers or directors although we adopted our 1998 Stock Option Plan for the benefit of our officers, directors, employees and consultants. We also offer our employees a 401(k) plan, although we do not make any contributions to the employees’ plans.

Compensation of Directors

Independent directors will receive $10,000 per year for serving as members of the Board of Directors. Expenses incurred by our directors in attending Board meetings are reimbursed, and directors may receive stock options under our 1998 Stock Option Plan in as yet undetermined amounts.

1998 Stock Option Plan

In 1998 we adopted a stock option plan which provides for the grant of options intended to qualify as “incentive stock options” or “nonqualified stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the “Code”). Incentive stock options are issuable only to employees.

The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and to promote the success of our business.

We have reserved 2,187,500 shares of common stock for issuance under the Plan, which is administered by the compensation committee of our board of directors. Under the Plan, the compensation committee determines which individuals will receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option and the option price. As of the date hereof, options to purchase 1,437,425 shares of common stock at exercise prices ranging from $1.81 per share to $2.00 per share were outstanding under the Plan, and 750,075 shares remained available for future option grants. Of these options, 678,800 have been issued to executive officers and directors at exercise prices ranging from $1.81 per share to $2.00 per share.

The per share exercise price of the common stock subject to options must not be less than the fair market value of the common stock on the date the option is granted. In the case of incentive stock options, the aggregate fair market value, determined as of the date the option is granted, of the common stock that any person may purchase in any calendar year pursuant to the exercise of incentive stock options must not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like.

No incentive stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the Plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee’s ceasing to be employed by us will become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding. No options have been exercised under the Plan.

PRINCIPAL STOCKHOLDERS

The following table sets forth the common stock ownership of each person known by us to be the beneficial owner of five percent or more of our common stock, by certain of our officers, by each of our directors individually and by all officers and directors as a group. Each person holds record and beneficial ownership and has sole voting and investment power with respect to the shares of common stock shown. The address of all of these individuals is in our care at 1612 Cape Coral Parkway, Suite A, Cape Coral, Florida 33902.

Name Of Owner	Number of Shares	Position	Percent of Class(1)	Percent of Class Upon Completion of the Offering(1)
Russell A. Whitney(2)	6,690,600	Chairman of the Board of Directors and Chief Executive Officer	81.9%	72.9%
Ronald S. Simon(3)	228,125	Executive Vice President, Chief Financial Officer, Secretary and Director	3.9%	3.5%
All officers and directors as a group (5 persons)	7,043,025		84.1%	75.1%

(1)	Includes stock options exercisable within 60 days from the date of the prospectus.
(2)	Comprised of 6,615,600 shares held jointly by Mr. Whitney and his wife and 75,000 stock options held solely by Mrs. Whitney.
(3)	Comprised of 35,125 shares and 193,000 stock options.

RELATED PARTY TRANSACTIONS

We lease 2,242 square feet of office space at 4818 Coronado Parkway, Cape Coral, Florida 33904 from Russell A. Whitney, our Chairman and Chief Executive Officer, on a monthly basis without a written lease for $2,242 per month.

At September 30, 2002, we were owed $345,035 by Whitney Leadership Group, Inc., a company owned and controlled by Mr. Whitney. We provide payroll services to Whitney Leadership and, in the past, Whitney Leadership has lent money to us.

MRS Equity Corp. provides products and services to us, and we provide MRS with payroll services. MRS is a wholly-owned subsidiary of Equity Corp. Holdings, Inc., which is owned and controlled by Mr. Whitney.

Precision Software Services, Inc. develops and licenses software to us. Mr. Whitney owned a controlling interest in Precision until we acquired all of its outstanding shares in November 2001 for 333,334 shares of our common stock valued at $1.50 per share.

Corporation Company of Nevada, Inc. provides entity formation services to us. Mr. Whitney and Mr. Simon serve as directors of that company.

The dollar amount of products which we purchased from MRS and Precision Software Services is as follows:

	Nine Months Ended September 30, 2002	2001	2000	1999
MRS Equity Corp.	$543,325	$720,504	$273,525	$254,826
Precision Software Services, Inc.	$ 0	$371,644	$378,525	$318,089

Fees we paid to Whitney Leadership and Corporation Company are as follows:

	Nine Months Ended September 30, 2002	2001	2000	1999
Whitney Leadership Group, Inc.	$186,564	$279,313	$230,476	$368,702
Corporation Company of Nevada, Inc..	$ 0	$458,877	$418,096	$ 0

Payroll service fees we received from affiliates are as follows:

	Nine Months Ended September 30, 2002	2001	2000	1999
MRS Equity Corp.	$109,459	$53,105	$170,422	$111,724
Precision Software Services, Inc.	$ 0	$0	$68,811	$38,605
Whitney Leadership Group, Inc.	$ 14,204	$0	$80,956	$82,787
Raw, Inc.	$ 0	$0	$10,869	$—

In September 2001, we purchased for $212,500 a 20% interest in Rancho Monterey, S.A., a Costa Rican company organized in May 2001 to develop unimproved real estate in Costa Rica. Prior to our investment, Rancho Monterey was owned by four persons, comprised of three nonaffiliated persons and Mr. Whitney, each of whom owned 25% of Rancho Monterey. We paid the same price for our interest in Rancho Monterey as the other four persons paid. We also own 16.67% of Monterey Development, S.A., a Panamanian corporation which manages the Rancho Monterey development. Mr. Whitney also owns a 16.67% interest in Monterey Development.

In November 2001 we purchased all of the outstanding common stock of Precision Software Services, Inc. from Mr. Whitney and John F. Kane, who subsequently became one of our executive officers, in exchange for 170,000 shares and 163,324 shares, respectively, of our common stock. Prior to the purchase, Precision developed and licensed educational software for us. Precision continues to develop software for us as a wholly-owned subsidiary.

In February 2003, we entered into an agreement with John F. Kane, one of our executive officers, to purchase all of the outstanding shares of Equity Corp. Holdings, Inc. which owns MRS Equity Corp. for a purchase price of $250,000, comprised of $62,500 and 62,500 shares of our common stock at closing and $62,500 payable one year from the closing date evidenced by a promissory note bearing interest at 7% per annum. We also agreed to assume and pay a promissory note issued to Mr. Whitney by Equity Corp. on June 1, 2002 in the amount of $4,750,000 payable $1,000,000 on February 23, 2003, $1,000,000 on February 23, 2004 and $550,000 payable on each of February 23, 2005 through February 23, 2009. The unpaid balance bears interest at 7% per annum. Equity Corp. incurred this $4,750,000 obligation when it elected to redeem all of Mr. Whitney’s stock ownership in Equity Corp., which amounted to 90% of the outstanding stock of Equity Corp., as of June 1, 2002. We expect that the transaction with Mr. Kane will close on or about April 15, 2003 and is subject to a number of contingencies, including due diligence on our part and a fairness opinion acceptable to our counsel and us.

In February 2003, we entered into an agreement to purchase all of the outstanding common stock of Whitney Leadership Group, Inc. from Mr. Whitney and his wife, for a purchase price of $1,200,000, payable $300,000 at closing and $300,000 thereafter for each of the following three years. The outstanding balance will be evidenced by a promissory note bearing interest at 7% per annum. Closing of the transaction is subject to a number of contingencies, including due diligence on our part and a fairness opinion acceptable to our counsel and us.

Historically, our Board of Directors has been composed solely of Messers Whitney and Simon who are responsible for setting the compensation of all of our executive officers, including Messrs. Whitney and Simon.

In our view, the terms of the transactions described above are no less favorable than could have been obtained from independent third parties.

DESCRIPTION OF SECURITIES

Units

Each unit offered hereby consists of one share of common stock and one common stock purchase warrant to purchase one additional share of common stock. The securities will trade solely as units for at least 90 days from the date of the prospectus. Thereafter, the component securities, consisting of the common stock and warrants, may be traded separately at the discretion of the managing director.

Common Stock

We are authorized to issue up to 25,000,000 shares of no par value common stock, of which 8,096,624 shares are outstanding as of the date of this prospectus. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, and cumulative voting is not permitted. Upon issuance, shares of common stock are not subject to further assessment or call. Subject to the prior rights of any series of preferred stock that may be issued by us in the future, holders of common stock are entitled to receive ratably such dividends that may be declared by the board of directors out of funds legally available therefor and are entitled to share ratably in all assets remaining after payment of liabilities in the event of our liquidation, dissolution or winding up. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. Our outstanding common stock is fully paid and nonassessable.

We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Any earnings will be retained to finance growth.

Common Stock Purchase Warrants

Each warrant included in the units represents the right to purchase one share of common stock at an initial exercise price of $             per share for a period of              years from the date hereof. The exercise price and the number of shares issuable upon exercise of the warrants will be adjusted upon the occurrence of certain events, including the issuance of common stock as a dividend on shares of common stock, subdivisions, reclassifications or combinations of the common stock or similar events. The warrants do not contain provisions protecting against dilution resulting from the sale of additional shares of common stock for less than the exercise price of the warrants or the current market price of our common stock and do not entitle warrant holders to any voting or other rights as a shareholder until such warrants are exercised and common stock issued.

Warrants may be redeemed, in whole or in part, at our option at any time after              days from the date of the prospectus, upon 30 days’ notice, at a redemption price equal to $.01 per warrant, if the closing price of our common stock is at least $             per share for 10 consecutive trading days, ending not earlier than five days before the warrants are called for redemption.

Holders of warrants may exercise their warrants for the purchase of shares of common stock only if a current prospectus relating to these shares is then in effect and only if the shares are qualified for sale, or deemed to be exempt from qualification under applicable state securities laws. We are required to use our best efforts to maintain a current prospectus relating to these shares of common stock at all times when the market price of the common stock exceeds the exercise price of the warrants, until the expiration date of the warrants, although there can be no assurance that we will be able to do so.

The shares of common stock issuable upon exercise of the warrants will be, when issued in accordance with the warrants, duly and validly issued, fully paid and non-assessable. At all times that the warrants are outstanding, we will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

For the term of the warrants, the holders thereof are given the opportunity to profit from an increase in the per share market price of our common stock, with a resulting dilution in the interest of all other shareholders. So long as the warrants are outstanding, the terms on which we could obtain additional capital may be adversely affected. The holders of the warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by a new offering of securities on terms more favorable than those provided by the warrants.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, under our articles of incorporation, our Board of Directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the common stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease of the value or market price of the common stock and could further be used by the board of directors as a device to prevent a change in our control. We have no other anti-takeover provisions in our articles of incorporation or bylaws. Holders of the preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights.

Common Stock Eligible For Future Sale

Upon completion of the Offering, there will be 9,096,624 shares of common stock outstanding, of which 1,000,000 shares included in the units have been registered in the offering on our behalf, 189,655 shares are subject to a demand registration right, and the remaining 8,909,969 shares have not been registered in the offering, are “restricted securities” as defined under Rule 144 of the 1933 Act but may be sold at any time into the public market pursuant to the provisions of Rule 144, subject to the restriction on resale discussed below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who has held securities acquired in a non-public offering for at least one year may under certain circumstances, sell, within any three-month period, that number of shares which does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 90,966 shares immediately after the offering), or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person without any quantity limitation after the securities have been held for two years. All of our outstanding shares of common stock that are restricted are currently eligible for immediate sale under Rule 144, except for 189,655 shares which will not be eligible for resale under Rule 144 until June 2003 but carry demand registration rights which require us to register the shares for resale should the holders request such registration.

We are unable to predict what effect, if any, such sale of shares of common stock, under Rule 144 or otherwise, may have on the then prevailing per share market price of the common stock. Our officers, directors and 5% or greater shareholders (holding an aggregate of 7,043,025 shares and shares issuable upon exercise of options) have agreed not to sell, transfer or otherwise dispose of any of their shares of common stock for a period of 18 months from the date of this prospectus, without the prior written consent of Newbridge Securities Corporation, the managing underwriter. Such written consent may be withheld in the sole discretion of the representative during the first 12 months of the agreement but may not be unreasonably withheld during the remaining six months.

Transfer Agent And Warrant Agent

Our transfer agent and warrant agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Limitation On Liabilities

Our articles of incorporation provide that the liability of our directors for monetary damages is eliminated to the full extent provided by Colorado law. Under Colorado law, a director is not personally liable to a company or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to our company and our shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for authorizing the unlawful payment of a dividend or other distribution on our capital stock or the unlawful purchases of our capital stock; or (iv) for any transaction from which the director derived any improper personal benefit.

The effect of this provision in our articles of incorporation is to eliminate our rights and the rights of our security holders (through security holders’ derivative suits on our behalf) to recover monetary damages from a director for breach of the fiduciary duty of care as a director, including any breach resulting from negligent or grossly negligent behavior, except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate our rights or the rights of any security holder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care or any liability for violation of the federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

UNDERWRITING

The underwriters named below have severally agreed, through Newbridge Securities Corporation, as the managing underwriter, subject to the terms and conditions contained in an underwriting agreement with us, to purchase 1,000,000 units from us at the price set forth on the cover page of this prospectus, in accordance with the following table:

Underwriters	Principal Amount
Newbridge Securities Corporation

Total

Nature of Underwriting Commitment.    The underwriting agreement provides that the underwriters are committed to purchase all of the units offered by this prospectus if any units are purchased. This commitment does not apply to 150,000 units subject to the over-allotment option granted by us to the underwriters to purchase additional units in this offering.

Conduct of the Offering.    We have been advised by Newbridge Securities Corporation that the underwriters propose to offer the units to be sold in this offering directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain securities dealers at that price less a concession of not more than $             per unit. The underwriters may allow, and those dealers may reallow, a concession not in excess of $             per unit to certain other dealers

The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Over-allotment Option.    We have granted the underwriters an option, expiring 45 days after the date of this prospectus, to purchase up to 150,000 additional units from us on the same terms as set forth in this prospectus with respect to the 1,000,000 units offered in all events. The underwriters may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the units offered by this prospectus.

Offering Discounts.    The following table shows the per unit and total underwriting discounts to be paid by us to the underwriters, together with the estimated total amount of other expenses we expect to incur in connection with the offering. These amounts are shown assuming no exercise and full exercise, respectively, of the underwriters’ over-allotment option described above:

	Offering	Over-Allotment
Price per unit	$	$
Underwriting discounts and commissions per unit	$	$
Total underwriting discounts and commissions	$	$
Other expenses of the offering	$	$

Expense Allowance.    We have agreed to pay to Newbridge Securities Corporation a non-accountable expense allowance equal to three percent of the public offering price of the units sold by us in this offering (including units sold on exercise of the underwriters’ over-allotment option). We have paid Newbridge Securities Corporation a non-refundable advance of $30,000 to be credited against the non-accountable expense allowance. In addition, we have agreed to pay the underwriters’ reasonable attorneys’ fees incurred in connection with the offering, up to $25,000, plus reasonable attorney’s fees for any state blue sky filings.

Underwriters’ Warrants.    On completion of this offering, we will issue to the underwriters warrants to purchase up to              units, for $             per unit, which is 110% of the public offering price of the units, subject to adjustment in certain events. The warrants are exercisable after one year from the date of this prospectus and for a period of three years thereafter. The warrants are not transferable for one year from the date of this prospectus, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution, and are not redeemable.

After one year and before three years from the date of this prospectus, we have agreed to register the shares of common stock underlying the underwriters’ warrants if requested by the holders of not less than 50% of the outstanding underwriters’ warrants or, if previously exercised, by the holders of not less than 50% of the shares of common stock underlying the underwriters’ warrants. We have also agreed to include the shares of common stock underlying the underwriters’ warrants in any registration undertaken by us other than a benefit plan registered on Form S-8 or a registration in connection with a merger or acquisition on Form S-4. In the event of a merger, reorganization or other similar action, we are required to make adequate provisions for the underwriters’ warrants so that the underwriters will receive benefits reasonably similar to those given to them under the underwriters’ warrants.

Holder of the underwriters’ warrants will not have voting, dividend or other stockholders’ rights. Any profit realized on the sale of the securities issuable upon exercise of the warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to a registration statement of which this prospectus is a part. During the term of the warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Consulting Arrangements.    In October 2002 we entered into a one-year Business Advisory Agreement with Newbridge Securities Corporation based upon a fee of $5,000 per month. Under the Agreement, Newbridge Securities Corporation provides assistance to us in formulating business strategy, identifying potential merger candidates and introducing us to potential capital sources.

At the closing of this offering we will engage Newbridge Securities Corporation as a non-exclusive financial advisor for a two-year term from the date of this prospectus at a fee of $60,000 per year, and in the event that the gross proceeds from the offering equal or exceed $5.0 million, the entire fee of $120,000 will be payable at closing. Newbridge Securities Corporation will provide financial advisory services to us concerning potential merger and acquisition proposals and obtaining short or long term financing.

Indemnification.    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

Director Requirements.    We have agreed with the Newbridge Securities Corporation that for three years from the date of this prospectus, our Board of Directors will consist of a minimum of five members, three of whom will be independent and otherwise not affiliated with us. During this period, Newbridge Securities Corporation will have the right to invite an observer to attend Board of Directors’ meetings at our expense.

Lock-up Agreements.    Our officers and directors and the holders of more than 5% of our outstanding common stock have agreed not to sell or transfer any shares of our common stock for eighteen months after the date of this offering without first obtaining the written consent of Newbridge Securities Corporation, which consent may be given or withheld in Newbridge Securities Corporation’s sole discretion during the first twelve months of this offering and which consent may not be unreasonably withheld during the last six months of that period. These persons have agreed, during the restricted period not to, directly or indirectly:

•	sell or offer to sell any shares of our common stock or equity securities;

•	grant any option to sell any shares of our common stock or equity securities;

•	engage in any short sale of our common stock or equity securities;

•	pledge or otherwise transfer or dispose of any shares of our common stock or equity securities; or

•	publicly announce an intention to do any of the foregoing.

These lock-up agreements apply to shares of our common stock and also to any options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock. These lock-up agreements apply to all such securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, Newbridge Securities Corporation may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the 18-month period. Currently, there are no agreements by Newbridge Securities Corporation to release any of the securities from the lock-up agreements.

All sales of our stock by executive officers and directors will be effected through Newbridge Securities Corporation for a period of twenty-four months from the date of this offering.

Break-Up Fee.    Pending completion of this offering, we have agreed not to negotiate with any person other than Newbridge Securities Corporation regarding a private or public offering of securities. If we violate that agreement prior to November 2003 and enter into a letter of intent to sell securities or effectuate the sale of securities, then we are obligated to reimburse Newbridge Securities Corporation for all of its accountable expenses, plus $250,000. Further, if we are sold or merged or we otherwise dispose of our assets before November 2003 and we are not the surviving entity or cannot complete the proposed offering, then we are obligated to reimburse Newbridge Securities Corporation for all of its accountable expenses, plus $250,000.

Right of First Refusal.    We have agreed until November 2005 that Newbridge Securities Corporation will have a right of first refusal to act as manager or co-manager with respect to any public or private sale of any of our securities.

Stabilization and Other Transactions.    The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our units than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of units sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq SmallCap Market, in the over-the-counter market or otherwise.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Englewood, Colorado. Certain legal matters in connection with the offering will be passed upon for the underwriters by Kirkpatrick & Lockhart LLP, Miami, Florida. Mr. Agron owns 200,000 shares of our common stock and holds options to purchase an additional 93,000 shares at $2.00 per share.

EXPERTS

Our financial statements for the years ended December 31, 2000 and 2001 have been included in this prospectus in reliance upon the report of Ehrhardt Keefe Steiner & Hottman PC, independent public accountants, as given upon the authority of said firm as experts in accounting and auditing. Our audited financial statements for the year ended December 31, 1999 have been included in this prospectus in reliance upon the report of Larry Legel, independent public accountant, as given upon his authority as an expert in accounting and auditing. With respect to the unaudited interim financial information for the nine months ended September 30, 2001 and 2002, our independent public accountants have not audited such financial information and have not expressed an opinion or any other form of assurance with respect to such financial information.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, covering the units, common stock and common stock purchase warrants offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits. For further information with respect to our company and our securities, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, copies of which may be obtained from the Commission upon payment of the prescribed fees.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected at the Commission’s regional office at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the Commission’s Web site at www.sec.gov.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Whitney Information Network, Inc. and Subsidiaries

Cape Coral, Florida

We have audited the accompanying consolidated balance sheets of Whitney Information Network, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Whitney Information Network, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ehrhardt Keefe Steiner & Hottman PC

March 20, 2002

Denver, Colorado

LARRY LEGEL, CPA

Practice Concentrating in

Taxation and Securities

5100 N. Federal Highway, Suite 409

Ft. Lauderdale, FL 33308

(954) 493-8900 Office

(954) 493-8300 Fax

e-mail: LarryLegel@aol.com

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of the

Whitney Information Network, Inc.

Cape Coral, FL 33907

I have audited the accompanying consolidated balance sheet of Whitney Information Network, Inc. (formerly WIN Systems, International, Inc.) as of December 31,1999, and the related statements of consolidated operations, changes in consolidated stockholders’ equity, and consolidated cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I have conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, the financial position of Whitney Information Network, Inc. as of December 31,1999, and the results of its consolidated operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles consistently applied.

Larry Legel

s/s Larry Legel

Certified Public Accountant

January 19, 2001

Ft. Lauderdale, Florida

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,		September 30, 2002
	2001	2000
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	$6,889,275	$3,316,905	$9,657,496
Accounts receivable, net of allowance of, $0 (2001), $91,885 (2000), and $0 (2002)	525,878	1,793,454	821,285
Due from affiliates, net	159,591	70,490	257,284
Prepaid advertising and other	953,661	625,028	375,146
Income taxes receivable and prepayments	497,499	1,893,999	—
Inventory	136,544	268,663	380,440
Deferred training course expenses	3,638,556	2,644,404	3,307,453

Total current assets	12,801,004	10,612,943	14,799,104

Property and equipment, net	3,628,447	2,965,925	8,327,869
Intangible assets, net	—	—	976,889
Investment in foreign corporation	82,500	—	184,757
Other assets	32,918	75,729	27,128

Total non-current assets	3,743,865	3,041,654	9,516,643

Total assets	$16,544,869	$13,654,597	$24,315,747

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$1,152,337	$1,942,804	$1,296,702
Accrued training course expenses	435,360	349,341	278,965
Deferred revenue	23,937,349	22,640,442	22,288,574
Accrued expenses	702,548	458,982	1,004,211
Deferred tax liability	—	—	1,531,399
Current portion of long-term debt	62,500	—	312,528
Current portion of note payable—officer/stockholder	62,500	—	12,528

Total current liabilities	26,352,594	25,391,569	26,724,907

Long-term debt, less current portion	512,500	1,200,000	512,500
Note payable—officer/stockholder, less current portion	62,500	—	62,500

Total liabilities	26,927,594	26,591,569	27,299,907

Commitments and contingencies

Stockholders’ deficit
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, no par value, 25,000,000 shares authorized, issued and outstanding shares 7,878,023 (2001), 7,528,022 (2000) and 8,090,374 (2002)	337,102	67,102	928,516
Paid-in capital	900	900	900
Accumulated deficit	(10,720,727)	(13,004,974)	(3,913,576)

Total stockholders’ deficit	(10,382,725)	(12,936,972)	(2,984,160)

Total liabilities and stockholders’ deficit	$16,544,869	$13,654,597	$24,315,747

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
Sales	$42,157,740	$32,859,857	$26,775,589	$46,863,355	$32,423,386

Expenses
Training course expenses	19,574,682	22,232,387	11,529,312	19,256,888	14,176,616
Advertising and sales expense	12,044,713	12,529,615	12,708,275	10,396,566	9,259,367
General and administrative expense	8,297,862	7,058,318	4,500,268	9,093,399	5,895,706

Total expenses	39,917,257	41,820,320	28,737,855	38,746,853	29,331,689

Income (loss) from operations	2,240,483	(8,960,463)	(1,962,266)	8,116,502	3,091,697

Other income (expense)
Interest and other income	356,989	267,344	—	347,090	222,881
Interest expense	(104,105)	(10,008)	—	(46,858)	(78,481)

	252,884	257,336	—	300,232	144,440

Income (loss) before income taxes	2,493,367	(8,703,127)	(1,962,266)	8,416,734	3,236,097

Income taxes	—	—	—	1,609,583	—

Net income (loss)	$2,493,367	$(8,703,127)	$(1,962,266)	$6,807,151	$3,236,097

Basic and diluted weighted average common shares outstanding	7,587,474	7,528,022	7,502,346	7,905,438	7,528,022

Basic and diluted income (loss) per common share	$0.33	$(1.16)	$(0.26)	$0.86	$0.43

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2001 and 2000

and the Nine Months Ended September 30, 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance—December 31, 1999	7,528,022	$67,102	$900	$(4,301,847)	$(4,233,845)

Net loss	—	—	—	(8,703,127)	(8,703,127)

Balance—December 31, 2000	7,528,022	67,102	900	(13,004,974)	(12,936,972)

Issuance of stock for software	163,334	245,000	—	—	245,000

Issuance of stock, cash and note payable to majority stockholder for interest in Precision Software Services, Inc.	170,000	—	—	(250,000)	(250,000)

Issuance of stock for services	16,667	25,000	—	—	25,000

Net income	—	—	—	2,534,247	2,534,247

Balance—December 31, 2001	7,878,023	337,102	900	(10,720,727)	(10,382,725)

Issuance of stock for assets purchased (unaudited)	189,655	550,000	—	—	550,000

Issuance of stock for stock options exercised (unaudited)	20,125	36,914	—	—	36,914

Issuance of stock for services (unaudited)	2,571	4,500	—	—	4,500

Net income (unaudited)	—	—	—	6,807,151	6,807,151

Balance—September 30, 2002 (unaudited)	8,090,374	$928,516	$900	$(3,913,576)	$(2,984,160)

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$2,534,247	$(8,703,127)	$(1,962,266)	$6,807,151	$3,236,097

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Allowance for doubtful accounts	(91,885)	91,885	—	—	149,390
Equity earnings in partnership	—	—	—	(102,257)	—
Depreciation and amortization	292,522	169,933	18,267	346,251	179,391
Loss on disposal of assets	72,485	—	—	3,377	41,410
Deferred income taxes	—	—	—	1,531,399	—
Stock issued for services	25,000	—	—	4,500	—
Changes in assets and liabilities
Accounts receivable	1,359,461	(489,780)	(415,296)	(295,407)	(2,085,440)
Prepaid advertising and other	(328,633)	44,079	(527,659)	578,515	13,855
Income taxes receivable and prepayments	1,396,500	(925,867)	(968,132)	497,499	—
Inventory	132,119	(268,663)	—	(243,896)	(132,123)
Deferred training course expenses	(994,152)	(1,283,078)	(684,427)	331,103	(1,070,429)
Other assets	42,811	36,658	(141,905)	5,790	(15,825)
Accounts payable	(790,467)	1,346,341	31,755	144,365	(1,611,662)
Accrued training course expenses	86,019	101,481	247,860	(156,395)	(91,286)
Deferred revenue	1,296,907	13,328,868	5,353,330	(1,648,775)	4,976,612
Accrued expenses	243,566	96,631	299,423	301,663	237,414

	2,742,253	12,248,488	3,213,216	1,297,732	591,307

Net cash provided by operating activities	5,276,500	3,545,361	1,250,950	8,104,883	3,827,404

Cash flows from investing activities
Purchase of property and equipment	(657,529)	(1,439,920)	(278,540)	(4,725,939)	(103,811)
Loans to affiliates, net	(89,101)	(63,244)	(120,345)	(97,693)	(37,757)
Investment in foreign corporation and land	(82,500)	—	—	—	—

Net cash used in investing activities	(829,130)	(1,503,164)	(398,885)	(4,823,632)	(141,568)

Cash flows from financing activities
Proceeds from sale of common stock	—	—	64,500	(499,972)	(250,000)
Payments of principal on long-term debt	(750,000)	—	—	(49,972)	—
Distribution to officer/stockholder	(125,000)	—	—	36,914	—
Net repayments of loans from affiliates	—	—	(12,428)	—	—

Net cash (used in) provided by financing activities	(875,000)	—	52,072	(513,030)	(250,000)

Net increase in cash and cash equivalents	3,572,370	2,042,197	904,137	2,768,221	3,435,836

Cash and cash equivalents—beginning of year	3,316,905	1,274,708	370,571	6,889,275	3,316,905

Cash and cash equivalents—end of year	$6,889,275	$3,316,905	$1,274,708	$9,657,496	$6,752,741

(Continued on following page.)

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Continued from previous page.)

Supplemental disclosure of cash flow information:

Cash paid for income taxes was $0, $925,867 and $968,132 for 2001, 2000 and 1999, respectively.

Cash paid for interest was $104,105, $10,008 and $0 for 2001, 2000 and 1999, respectively.

Supplemental disclosure of non-cash activity:

During 2002, the Company issued 2,571 shares of common stock valued at $4,500 for services rendered.

During 2002, the Company issued 189,655 shares of common stock valued at $550,000 and $750,000 in debt in connection with the asset purchase of Teach Me to Trade.

During 2001, the Company acquired software rights of $370,000 through the issuance of common stock of $245,000 and debt of $125,000.

During 2001, the Company acquired software rights owned by an officer/shareholder through the issuance of stock at zero value and debt of $125,000. These transactions were recorded as distributions in the accompanying financial statements.

During 2000, a building was acquired through a mortgage note payable of $1,200,000.

During 2000, $168,715 of fixed assets were acquired, at net book value, from a related entity through related party advances.

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Organization and History

Whitney Information Network, Inc. and Subsidiaries (the Company) is engaged primarily in the business of providing financial education and services through training courses, workshops and publications. The Company’s educational and training services are concentrated in the area of financial management and real estate investment. The Company markets its services and products primarily through periodic publications, telemarketing, television and radio.

Whitney Information Network, Inc., formerly known as Win Systems International, Inc., incorporated in Colorado on February 23, 1996 under the name of Gimmel Enterprises, Inc.

Whitney Education Group, Inc., formerly known as Win Systems, Inc., incorporated in Florida on November 12, 1992. An exchange of shares was completed between the shareholders of Win Systems, Inc. and Gimmel Enterprises, Inc. on August 18, 1998. Subsequently, the name of Gimmel Enterprises, Inc. was changed to Win Systems International, Inc. on August 25, 1998, and that name was changed to Whitney Information Network, Inc. on February 11, 1999. The name of Win Systems, Inc. was changed to Whitney Education Group, Inc. on September 10, 1999.

Win Systems, Inc. has been operating in the educational training industry since 1992 and expanded its operation in the industry subsequent to the aforesaid exchange of shares and name change to Whitney Education Group, Inc.

Whitney Education Group, Inc. is accredited by the State of Texas as a Certified Proprietary School, effective January 8, 1999.

During 1998, Win Systems International, Inc. expanded its educational training business into Canada through the opening of a wholly owned subsidiary, 1311448 Ontario, Inc. The Canadian operations continued to expand and at the end of 1999 the operations were transferred to Whitney Canada, Inc. through an amalgamation of two wholly owned subsidiaries.

Whitney Canada, Inc. incorporated in Canada on October 5, 1998 and is the surviving corporation of an amalgamation with 3667057 Canada, Inc. 3667057 Canada, Inc. was incorporated in Ontario, Canada on August 21, 1998 under the name of 1311448 Ontario, Inc. The name was changed to 3667057 Canada, Inc. on October 5, 1999 as a preliminary requirement of federalization of the corporation, which had been an Ontario corporation, in order to qualify for the amalgamation with Whitney Canada, Inc., which was completed January 6, 2000. There are no significant differences on comprehensive income and foreign exchange.

Whitney Internet Services, Inc. incorporated in Wyoming on June 8, 1999, is located in Cape Coral, Florida and provides web programming and maintenance services to the Company. The Company’s other operating subsidiaries use the site to offer their products and services for sale and the site also includes general information on the Company, its products and services.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Organization and History (continued)

Wealth Intelligence Network, Inc. incorporated in Florida on May 26, 1996 under the name of Real Estate Link, Inc. The name was changed to Wealth Intelligence Network, Inc. on September 20, 1998. Win Systems International, Inc. acquired the shares of Wealth Intelligence Network, Inc. on November 18, 1998. Wealth Intelligence Network, Inc. is an operating subsidiary marketing financial training courses, which represents an expansion from the real estate investment training course business.

Whitney Mortgage.com, Inc. incorporated in Florida on September 30, 1999 and operates as a full service Internet mortgage broker affiliated with a national Internet mortgage provider. Brokering mortgages represents an expansion from educational training courses into a different industry.

Russ Whitney’s Wealth Education Centers, Inc. incorporated in Wyoming on June 8, 1999 as a wholly owned subsidiary of Whitney Information Network, Inc. and the subsidiary is itself the parent corporation of two wholly owned subsidiaries formed to operate permanent learning centers in Jackson, Mississippi and Atlanta, Georgia. Russ Whitney’s Wealth Education Center of Jackson, MS, Inc. incorporated in Wyoming on June 8, 1999 and a school was opened in December, 1999. Russ Whitney’s Wealth Education Center of Atlanta, GA, Inc. incorporated in Wyoming on July 22, 1999 and a school was opened in June 2000. The Wealth Education Centers were closed during 2001.

Whitney Consulting Services, Inc. incorporated in Wyoming on July 28, 1998 under the name of Financial Consulting Services, Inc. and the name was changed to Whitney Consulting Group, Inc. on April 28, 1999 when that corporation was acquired by Win Systems International, Inc. which then changed its name to Whitney Consulting Services, Inc. on March 21, 2000. Whitney Consulting Services, Inc. is located in Salt Lake City, Utah and is an operating subsidiary telemarketing real estate investments and financial training courses and an individual one-on-one mentor program.

The 1612 E. Cape Coral Parkway Land Trust was organized in 2000 to take and hold a property purchased in Cape Coral, Florida. The Company’s Chief Financial Officer has been designated as trustee and Whitney Information Network, Inc. is the beneficiary of the trust.

Precision Software Services, Inc. was acquired during 2001. Precision Software Services, Inc. was incorporated August 1993 and is a Florida corporation that holds a license to distribute and sell certain real estate and business software that several subsidiaries of the Company have been selling. Precision Software Services, Inc. and was formerly owned 51% by the Chairman of the Board and majority stockholder of the Company.

Whitney U.K. Limited is a British corporation formed and incorporated in October 2001 to engage in educational and training courses throughout the United Kingdom. This subsidiary had no significant operations in 2001.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Whitney Information Network, Inc. and the following wholly owned subsidiary corporations: Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Russ Whitney’s Wealth Education Centers, Inc. and its wholly owned subsidiary corporations, Russ Whitney’s Wealth Education Center of Jackson, MS, Inc. and Russ Whitney’s Wealth Education Center of Atlanta, GA, Inc.; Whitney Consulting Services, Inc.; Whitney Canada, Inc.; Whitney Mortgage.com, Inc.; Wealth Intelligence Network, Inc.; the 1612 E. Cape Coral Parkway Land Trust; Precision Software Services, Inc.; Whitney U.K. Limited; and N123RF, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

The unaudited financial statements as of September 30, 2002 and for the nine months ended September 30, 2002 and 2001 include, in the opinion of management, all adjustments necessary to present fairly the Company’s financial position, results of operations and cash flows. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of cash and short-term cash investments and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. The Company periodically performs credit analysis and monitors the financial condition of its customers in order to minimize credit risk.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Inventory

Inventory consists primarily of books, videos and training materials and is stated at the lower of cost or market, determined using the first-in, first-out method (FIFO).

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, receivables, deferred seminar expense, accounts payable, accrued expenses, deferred educational revenues, and notes payable approximated fair value as of December 31, 2001 because of the relatively short maturity of these instruments.

Accounts Receivable

Accounts receivable consists of trade receivables from the sale of educational products and services. The Company believes the allowance for doubtful accounts is sufficient to cover any uncollectible amounts as of 2002, 2001 and 2000 and the entire amount of revenue related to the net accounts receivable is deferred as described below.

Revenue Recognition, Deferred Revenue and Deferred Expenses

The Company recognized revenue at the time the sale is made. Revenue from educational courses is recognized upon the earlier of (1) when the non-refundable deposit is received for the courses and the course has taken place; (2) when it is reasonably certain that the balance of the option to purchase additional programs will be exercised and paid and the course has taken place; or (3) upon the contractual expiration of the Company’s obligation to provide a course. Deferred revenue is recorded when the course proceeds are received in full prior to the related course taking place. Expenses directly associated with future instructional programs are deferred until the related revenue is recognized.

Advertising Expense and Prepaid Advertising

The Company expenses advertising costs as incurred. Advertising costs were approximately $7,829,406, $7,340,540, and $4,696,000 for the years ended December 31, 2001, 2000 and 1999, respectively and $6,326,780 and $5,935,202 for the nine months ended September 30, 2002 and 2001, respectively. Advertising paid for in advance is recorded as prepaid until such time as the advertisement is published. Advertising costs recorded as prepaid as of December 31, 2001 and 2000 were $733,227 and $467,737 respectively and $118,840 as of September 30, 2002.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 3 to 40 years.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Investment in Foreign Corporation

The Company acquired a 20% ownership interest in a Panama corporation in 2001. The Company accounts for its investment using the equity method of accounting and records its proportionate share of the corporation’s profit or loss. The Company recorded earnings of $102,257 for the nine months ending September 30, 2002. Operations of the investee corporation were not significant in 2001.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company’s temporary differences result primarily from the recognition of deferred expenses for tax purposes.

Basic Loss Per Share

The Company applies the provisions of Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (FAS 128). All dilutive potential common shares have an antidilutive effect on diluted per share amounts and therefore have been excluded in determining net loss per share. The Company’s basic and diluted loss per share is equivalent and accordingly only basic loss per share has been presented.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for years beginning after June 15,2002. The Company believes the adoption of this statement will have no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company believes that the adoption of this statement will have no material impact on its financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In November 2002, the FASB published interpretation No, 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating what effect the adoption of this statement will have the Company’s financial statements. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”. This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure provision of SFAS 123 to require more prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation on reported net income. The effective date for this Statement is for fiscal years ended after December 15, 2002. The Company does not expect the adoption of this statement to have a material effect on the Company’s financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 2—Mergers, Acquisitions and Capital Accounts

On August 18, 1998, Whitney Education Group, Inc. (formerly Win Systems, Inc.) was acquired by Whitney Information Network, Inc. (formerly Win Systems International, Inc. and prior to that Gimmel Enterprises, Inc.) in a reverse merger whereby Whitney Education group, Inc. exchanged 100% of its shares for 90% of Gimmel’s shares bringing the total shares of Whitney Information Network, Inc. (issued and outstanding) at August 18, 1998 to 7,500,047. Whitney Education Group, Inc. became a wholly owned subsidiary of Whitney Information Network, Inc. (WIN). The financial statements from January 1, 1997 through December 31, 1999 are based upon the assumption that the companies were combined for the entire period and all stock splits have been reflected in the statements as of the beginning of the period. Also, on August 18, 1998, WIN issued 187,500 Class A stock purchase warrants and 340,000 Class B stock purchase warrants. Both the Class A and Class B warrants were exercisable at $4.00 per share.

The Company also instituted a stock option plan for key personnel. Under the plan, options are to be granted at the fair market value at the date of the grant and exercisable for a ten-year period after the grant with a three-year vesting schedule. The Company has reserved 2,187,500 shares for the stock option plan of which 1,508,125 option shares have been granted, net of forfeitures and cancellations, at exercise prices from $1.70 to $3.10 per share.

On February 1, 1999, the Company purchased all of the assets of Wealth Intelligence Network, Inc. for 20,000 shares of stock valued at $2.50 per share. In addition, the Company issued (during the period from May to August 1999) 7,975 shares to a financial public relations firm in lieu of cash for services valued at $14,500.

In April 2000, the Company converted its 340,000 Class B warrants issued to employees in August 1998 into stock options. In the conversion, the Company reduced the exercise price from $4 to $2. This transaction has since been accounted for using variable accounting in accordance with FIN 44. No adjustment was made for the periods ending September 30, 2002, December 31, 2001, and December 31, 2000 because the market prices at these dates of the stock was less than the $2 exercise price.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 2—Mergers, Acquisitions and Capital Accounts (continued)

In November 2001, the Company issued 333,334 shares of common stock valued at $500,000 for all of the outstanding stock of Precision Software Services, Inc., which had a minimal net book value at the time of the acquisition. Precision Software Services, Inc. was 51% owned by the Chairman and majority stockholder of the Company who received 170,000 of the shares. The excess of the purchase price over material, identifiable net assets relating to the minority interest was allocated to software rights. The shares issued to the officer were recorded as a distribution as the Company and Precision Software Services, Inc. are under common control.

In November 2001, the Company paid $212,500 for a 20% interest in Rancho Monterrey, SA., a Panama corporation, which was formed in April 2001 to own, operate, improve and sell certain real estate in Panama. As part of the investment in Rancho Monterrey, S.A., the Company received a 12-acre parcel of land valued at $130,000, resulting in a net investment of $82,500. An entity affiliated with the majority stockholder of the Company purchased an additional 20% interest during 2001.

In August 2002, 189,655 shares of the Company’s common stock, valued at $550,000 were issued in exchange for substantially all of the assets of Teach Me To Trade. The Company was formerly a partner in this business. The purchase price was $2,000,000 consisting of $700,000 in cash, $550,000 in stock, and $750,000 in debt. During the first and second quarters of 2002, the Company had advanced $200,000 to Teach Me To Trade which was credited towards the purchase price. In September of 2002, the Company remitted payments early relating to the purchase price and received a $12,000 discount. The purchase price was allocated to software, $1,000,000; trademark, $688,000; and a customer list, $300,000.

Note 3—Related Party Transactions

The following balances due from (to) related parties are as follows:

	December 31,		September 30, 2002
	2001	2000
			(unaudited)
Due from Whitney Leadership Group	$232,126	$160,587	$345,035
Due from RAW, Inc.	9,071	11,743	8,210
Due to Precision Software Services, Inc.	—	(32,425)	—
Due to Trade Marketing, Inc.	(16,000)	—	(16,000)
Due to MRS Equity Corp	(65,606)	(69,415)	(79,961)

	$159,591	$70,490	$257,284

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 3—Related Party Transactions (continued)

The following balances were the amount of payroll services provided to related parties for the periods ended:

	December 31,			September 30,
	2001	2000	1999	2002	2001
				(unaudited)
MRS Equity Corp.	$53,105	$170,422	$111,724	$109,459	$27,864
Precision Software Services, Inc.	42,024	68,811	38,605	—	42,024
Whitney Leadership Group, Inc.	—	80,956	82,787	14,204	48,247
RAW, Inc.	—	10,869	—	—	—

The following balances were the amount of products purchased and payments made for registration fees and commissions from related parties for the periods ended:

	December 31,			September 30,
	2001	2000	1999	2002	2001
				(unaudited)
MRS Equity Corp.	720,504	273,525	254,826	543,325	45,650
Precision Software Services, Inc.	371,644	378,525	318,089	—	30,000
Whitney Leadership Group, Inc.	279,313	230,476	368,702	186,564	184,105

The Company has rented its corporate headquarters located in Cape Coral, Florida, since 1992 from the Chairman of the Board and pays rent on annual leases. Rentals under the related party lease were $86,944, $69,644 and $35,622 during years ending December 31, 2001, 2000 and 1999 and $58,383 and $55,383 for the nine months ended September 30, 2002 and 2001, respectively, respectively. The Company leases approximately 8,700 square feet and the lease expires in October 2002.

MRS Equity Corp. is a 100 percent subsidiary of Equity Corp. Holdings, Inc. of which the Chairman of the Board of Whitney Information Network, Inc. owns a controlling interest.

Precision Software Services, Inc. is a company that develops and licenses software primarily for the real estate and small business industries and was acquired by the Company in 2001 (Note 2). Prior to November 2001, the Chairman of the Board of Directors of Whitney Information Network, Inc. owned a majority interest in Precision Software Services.

The Chairman of the Board of Whitney Information Network, Inc. is the President and Chief Operating Officer of Whitney Leadership Group, Inc.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 3—Related Party Transactions (continued)

RAW, Inc. is a company owned by the Chairman of the Board of Whitney Information Network, Inc., which buys, sells and invests in real property.

Trade Marketing, Inc. is a company owned by a relative of the Chairman of the Board of Whitney Information Network, Inc.

Those items above that are reasonably expected to be collected within one year are shown as current and those that are not expected to be collected during the next year are shown as non-current.

Note 4—Property and Equipment and Intangible Assets

Property and equipment consist of the following:

	December 31,		September 30, 2000
	2001	2000
			(unaudited)
Building	$2,266,053	$2,207,482	$2,275,947
Airplane	—	—	2,114,474
Sofware	—	—	1,500,488
Equipment	1,158,694	517,718	751,355
Furniture and fixtures	364,893	316,770	370,537
Land	132,500	—	1,175,537
Construction in progress	103,063	—	741,463
Leasehold improvements	81,516	122,658	200,575

	4,106,719	3,164,628	9,130,376
Less accumulated depreciation	(478,272)	(198,703)	(802,507)

	$3,628,447	$2,965,925	$8,327,869

Depreciation expense for the periods ended:

September 30, 2002	$346,251
December 31, 2001	$289,682
December 31, 2000	$166,434
December 31, 1999	$18,267

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 4—Property and Equipment and Intangible Assets (continued)

Intangible assets consist of the following:

	December 31,		September 30, 2000
	2001	2000
			(unaudited)
Trademark	$—	$—	$688,000
Customer lists	—	—	300,000

	—	—	988,000
Less accumulated depreciation	—	—	(11,111)

	$—	$—	$976,889

Amortization expense for the periods ended:

September 30, 2002	$11,111
December 31, 2001	$—
December 31, 2000	$—
December 31, 1999	$—

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 5—Long-Term Debt and Note Payable—Related Party

Long-term debt consists of:

	December 31,		September 30, 2002
	2001	2000
			(unaudited)
Note payable to seller of building, interest at a variable interest rate, adjusted semi-annually based on the prime rate (8.0% total as of December 31, 2001) and shall not exceed 10% or fall below 8% during the first three years of the mortgage. Monthly interest-only payments of $9,000 are payable through December 2004 at which time the note matures and all principal and accrued interest is due. Collateralized by real property.	$450,000	$1,200,000	$450,000

Note payable to seller of Teach Me To Trade assets. Principal payments are due in March and July of 2003.	—	—	300,000

Note payable to the previous minority shareholder of Precision Software Services, Inc. relating to the Company’s acquisition. Principal and interest payments due beginning in January 2002. Interest at the prime rate plus 1.5% (7.0% total at December 31, 2001). The note matures in December 2003.	125,000	—	75,028

	575,000	1,200,000	825,028
Less current portion	(62,500)	—	(312,528)

	$512,500	$1,200,000	$512,500

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 5—Long-Term Debt and Note Payable—Related Party (continued)

Note payable- related party consists of:

	December 31,		September 30, 2000
	2001	2000
			(unaudited)
Note payable to the previous majority shareholder of Precision Software Services, Inc., an officer and majority shareholder of the Company, relating to the Company’s acquisition. Principal and interest payments due beginning in January 2002. Interest at the prime rate plus 1.5% (7.0% total at December 31, 2001). The note matures in December 2003.	$125,000	$—	$75,028
Less current portion	(62,500)	—	(12,528)

	$62,500	$—	$62,500

Maturities of long-term obligations as of December 31, 2001 are as follows:

Year Ending December 31,	Related Party Notes	Other Notes	Total
2002	$62,500	$62,500	$125,000
2003	62,500	62,500	125,000
2004	—	450,000	450,000

	$125,000	$575,000	$700,000

Note 6—Commitments and Contingencies

Operating Leases

The Company leases the following properties: (1) its headquarters building in Cape Coral, Florida (Note 3); (2) its telemarketing facility in Draper, Utah; and (3) its Whitney Canada location in Ontario. These leases expire from May 2002 to October 2006.

Rent expense for all operating leases the periods ended:

September 30, 2002	$335,140
December 31, 2001	$225,232
December 31, 2000	$257,198
December 31, 1999	$139,105

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 6—Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments as of December 31, 2001 under these leases are approximately as follows:

Year Ending December 31,	Related Party Leases	Other Leases	Total
2002	$58,053	$79,321	$137,374
2003	—	78,771	78,771
2004	—	81,929	81,929
2005	—	85,199	85,199
2006	—	73,350	73,350

	$58,053	$398,570	$456,623

Litigation

The Company is not involved in any material unasserted claims and action arising out of the normal course of its business that in the opinion of the Company, based upon knowledge of facts and advice of counsel, will result in a material adverse effect on the Company’s financial position.

Other

The Company carries liability insurance coverage, which it considers sufficient to meet regulatory and consumer requirements and to protect the Company’s employees, assets and operations.

The Company, in the ordinary course of conducting its business, is subject to various state and federal requirements. In the opinion of management, the Company is in compliance with these requirements.

Construction Agreement

In 2001, the Company entered into an agreement to construct a 7,000 square-foot international conference and training center in Panama at a total estimated cost of $900,000. The Company had expenditures of approximately $105,000 through December 31, 2001 and has since made additional construction draws of approximately $740,000 through September 30, 2002. Completion of the project is expected to occur in the fourth quarter of 2002.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 7—Stockholders’ Equity and Transactions

Stock Based Compensation Plans

The Company’s stock option plans provide for the granting of stock options to key employees. Under the terms and conditions of the plans, any time between the grant date and two years of service, the employee may purchase up to 25% of the option shares. After three years of continuous service, the employee may purchase all remaining option shares. All options expire ten years from the date of the grant.

The following table presents the activity for options outstanding:

	Options Not Related To A Plan	Weighted Average Exercise Price
Outstanding - December 31, 1998	369,000	$2.00
Granted	471,650	$1.88
Forfeited/canceled	(52,850)	$(1.96)

Outstanding - December 31, 1999	787,800	$1.92
Granted	385,000	$1.97
Forfeited/canceled	(79,150)	$(1.92)

Outstanding - December 31, 2000	1,093,650	$1.94
Granted	10,000	$1.70
Forfeited/canceled	(181,850)	$(1.94)

Outstanding - December 31, 2001	921,800	$1.94
Granted	651,750	$1.94
Exercised	(20,125)	$(1.83)
Forfeited/canceled	(45,300)	$(1.84)

Outstanding - September 30, 2002	1,508,125	$2.00

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 7—Stockholders’ Equity and Transactions (continued)

Stock Based Compensation Plans (continued)

The following table presents the composition of options outstanding and exercisable:

Range of Exercise Prices	Number of Options	Price*	Life*
$ 1.70	10,000	$1.70	8.99
$ 1.75	45,000	$1.75	7.60
$ 1.81	359,125	$1.81	9.51
$ 1.88	301,500	$1.88	6.93
$ 2.00	737,500	$2.00	7.54
$ 2.60	25,000	$2.60	9.51
$ 3.10	30,000	$3.10	9.94

$1.70 to $3.10	1,508,125	$1.95	7.98

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company’s option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s net income (loss) and basic income (loss) per common share would have been changed to the pro forma amounts indicated below:

	For the Years Ended December 31,
	2001	2000	1999
Net income (loss) - as reported	$2,493,367	$(8,703,127)	$(1,962,266)
Net income (loss) - pro forma	$2,519,497	$(9,423,077)	$(2,764,071)
Basic income (loss) per common share - as reported	$0.33	$(1.16)	$(0.26)
Basic income (loss) per common share - pro forma	$0.33	$(1.25)	$(0.36)

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 7—Stockholders’ Equity and Transactions (continued)

Stock Based Compensation Plans (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,
	2001	2000	1999
Approximate risk free rate	6.00%	6.00%	6.00%
Average expected life	10 years	10 years	10 years
Dividend yield	0%	0%	0%
Volatility	85.00%	115.00%	115.00%

Estimated fair value of total options granted	$14,750	$719,950	$801,805

Note 8—Income (Loss) Per Share

The following table sets forth the computation for basic and diluted earnings per share:

	For the Years Ended December 31,
	2001	2000	1999
Numerator for diluted income (loss) per common share	$2,493,367	$(8,703,127)	$(1,962,266)

Denominator for basic earnings per share - weighted average shares	7,587,474	7,528,022	7,502,346
Effect of dilutive securities - convertible debt, options and warrants	—	—	—

Denominator for diluted earnings per share - adjusted weighted average shares	7,587,474	7,528,022	7,502,346

Diluted income (loss) per common share	$0.33	$(1.16)	$(0.26)

Where the inclusion of potential common shares is anti-dilutive, such shares are excluded from the computation.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 9—Income Taxes

At December 31, 2001, the Company had net operating losses(NOL) of approximately $168,000 related to US federal, foreign and state jurisdictions. Utilization of the net operating losses, which expire at various times starting in the years 2002 through 2021, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state and foreign tax laws.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax asset are approximately as follows:

	For the Years Ended December 31,
	2001	2000	1999
			(unaudited)
Deferred tax asset from NOL carryforward	$62,500	$5,252,000	$—
Deferred tax asset (liability) from deferred expense/revenue	3,041,000	(1,005,000)	(1,531,000)

Total deferred tax assets	3,103,500	4,247,000	(1,531,000)
Valuation allowance for deferred tax assets	(3,103,500)	(4,247,000)	—

Net deferred tax liability	$—	$—	$(1,531,000)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

SEC Registration Fee		$1,752
NASD Filing Fee		$2,404
Blue Sky Filing Fees		$10,000
Blue Sky Legal Fees		$20,000
Printing Expenses		$30,000
Legal Fees and Expenses	$
Accounting Fees	$
Transfer Agent Fees		$5,000
Nasdaq Application Fee		$10,000
Miscellaneous Expenses	$

Total		$250,000

(1)	All expenses, except the SEC registration fee and NASD filing fee, are estimated.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Seventh (d) of the Registrant’s articles of incorporation provides as follows:

“(d) Limitation on Director’s Liability. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for: (i) any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes Section 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of the distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.”

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

During the last three years, the Registrant has not sold any securities which were not registered under the Securities Act, except:

(i)	In November 2001 the Registrant issued 16,667 shares of its common stock to Glenn Purdy valued at $25,000 for consulting services;

(ii)	In November 2001 the Registrant issued 163,324 shares to John F. Kane and 170,000 to Russell A. Whitney valued at $1.49 per share in exchange for all of the common stock of Precision Software Services, Inc. Accordingly, Precision became a wholly-owned subsidiary of the Registrant.

(iii)	In June 2002 the Registrant issued 189,655 shares of its common stock to Maverick Trading LLC in connection with the Registrant’s acquisition of the Teach Me To Trade Division of Maverick. The shares were valued at $2.90 per share;

(iv)	In September 2002 the Registrant issued 2,571 shares of its common stock to Jacqueline Lynn valued at $4,500 for consulting services.

(v)	From time to time, the Registrant issues stock options under its 1998 Stock Option Plan and shares issuable upon exercise of these stock options.

With respect to common stock issued under paragraph (i) above, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). No advertising or general solicitation was employed in offering the securities. The securities were issued in connection with an asset acquisition by the Registrant, and the transfer thereof was appropriately restricted by the Registrant. The buyer was capable of analyzing the merits and risks of its investment, acknowledged in writing that it was acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of the investment.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.	TITLE
1.01	Form of Underwriting Agreement
1.02	Form of Agreement Among Underwriters (1)
1.03	Form of Selling Agreement (1)
1.04	Form of Underwriters’ Unit Warrant (1)
3.01	Articles of Incorporation of the Registrant, as amended (2)
3.02	Bylaws of the Registrant (3)

5.01	Opinion of Law Office of Gary A. Agron regarding legality of the common stock and common stock purchase warrants (includes consent)

10.01	Ontario Canada Office Lease

10.02	Utah Office Lease

10.03	Business Advisory Agreement with Newbridge Securities Corporation

10.04	1998 Stock Option Agreement (4)

21

The Registrant has ten active subsidiaries as follows: Precision Software Services, Inc.; Intelligence Network, Inc.; Whitney Canada, Inc.; Whitney Consulting Services, Inc.; Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Whitney Mortgage.com, Inc.; Whitney U.K., Limited; Coral Aviation, Inc.; American Home Buyers Alliance, Inc.

23.05	Consent of Law Office of Gary A. Agron (included in Exhibit 5.01 above)

23.06	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants

23.07	Consent of Larry Legel, certified public accountant

(1)	To be filed by amendment
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.1 therein.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.2 therein.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 99.3 therein.

ITEM 17.    UNDERTAKINGS.

The Registrant hereby undertakes:

(a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(c) That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

(d) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(e) That:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(g) To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cape Coral, state of Florida, on February 11, 2003.

WHITNEY INFORMATION NETWORK, INC.

By:	/s/ Russell A. Whitney
Russell A. Whitney Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell A. Whitney, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed below by the following persons on February 11, 2003.

Signature	Title

/s/ Russell A. Whitney	Chairman of the Board of Directors, Chief
Russell A. Whitney	Executive Officer and President

/s/ Ronald S. Simon	Executive Vice President, Chief Financial
Ronald S. Simon	Officer and Director

EXHIBIT INDEX

EXHIBIT NO.	TITLE

1.01	Form of Underwriting Agreement

1.02	Form of Agreement Among Underwriters (1)

1.03	Form of Selling Agreement (1)

1.04	Form of Underwriters’ Unit Warrant (1)

3.01	Articles of Incorporation of the Registrant, as amended (2)

3.02	Bylaws of the Registrant (3)

5.01	Opinion of Law Office of Gary A. Agron regarding legality of the common stock and common stock purchase warrants (includes consent)

10.01	Ontario Canada Office Lease

10.02	Utah Office Lease

10.03	Business Advisory Agreement with Newbridge Securities Corporation

10.04	1998 Stock Option Agreement (4)

21

The Registrant has ten active subsidiaries as follows: Precision Software Services, Inc.; Intelligence Network, Inc.; Whitney Canada, Inc.; Whitney Consulting Services, Inc.; Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Whitney Mortgage.com, Inc.; Whitney U.K., Limited; Coral Aviation, Inc.; American Home Buyers Alliance, Inc.

23.05	Consent of Law Office of Gary A. Agron (included in Exhibit 5.01 above)

23.06	Consent of Ehrhardt Keefe Steiner & Hottman, PC, certified public accountants

23.07	Consent of Larry Legel, certified public accountant

(1)	To be filed by amendment
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.1 therein.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.2 therein.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 99.3 therein.